Exhibit 99.2

AGENCY AGREEMENT

Effective: November 12, 2021

Obsidian Energy Ltd.

200, 207—9th Avenue S.W.

Calgary, Alberta T2P 1K3

Attention:	Stephen E. Loukas, Interim President and Chief Executive Officer

    Peter D. Scott, Senior Vice President and Chief Financial Officer

Dear Sirs:

Re:    Public Offering of Subscription Receipts

Raymond James Ltd. (“Raymond James”) and Stifel Nicolaus Canada Inc. (and together with Raymond James, the “Agents”) understand that Obsidian Energy Ltd. (the “Corporation”) proposes to issue and offer, pursuant to the Final Prospectus (as defined herein) for sale a minimum of 2,840,909 subscription receipts of the Corporation (the “Offered Receipts”) at a price of $4.40 per Offered Receipt (the “Offering Price”) for aggregate gross proceeds to the Corporation of a minimum of $12,500,000 (the “Minimum Offering”) and up to a maximum of 5,113,636 Offered Receipts at the Offering Price for aggregate gross proceeds to the Corporation of a maximum of $22,500,000 (the “Maximum Offering” and whether the Minimum Offering or any amount up to and including the Maximum Offering, the “Offering”). Each Offered Receipt will entitle the holder thereof to receive, upon satisfaction of the Escrow Release Conditions (as defined herein), and without payment of additional consideration or further action, one common share in the capital of the Corporation (an “Underlying Share”).

Subject to the terms and conditions of this Agreement, the Corporation hereby appoints the Agents, and the Agents agree to act as the exclusive agents of the Corporation, to offer the Offered Receipts for sale to the public in the Qualifying Provinces (as defined herein) on a “best efforts” basis and to arrange for the sale of Offered Receipts to purchasers on behalf of the Corporation. The Corporation shall issue and sell the Offered Receipts at the Closing Time (as defined herein), in accordance with and subject to the provisions of this Agreement and the Final Prospectus. It is understood and agreed by the parties that the Agents shall act as agents only and at no time shall the Agents have any obligation whatsoever to purchase Offered Receipts as principal.

In addition, the Corporation hereby grants the Agents an over-allotment option exercisable, in whole or in part, at any time and from time to time, at the sole discretion of the Agents, for a period of up to 30 days from the Closing Date (as defined herein), under which the Agents may offer and sell additional Offered Receipts (the “Over-Allotment Receipts”) equal to 15% the number of Offered Receipts sold under the Offering, to cover over-allotments, if any, and for market stabilization purposes (the “Over-Allotment Option”). The Over-Allotment Option may be exercised by the Agents to acquire Over-Allotment Receipts at the Offering Price. Unless the context otherwise requires, all references to “Offered Receipts” and “Underlying Shares” in this Agreement includes reference to the Over-Allotment Receipts and the additional common shares in the capital of the Corporation underlying the Over-Allotment Receipts, respectively, that may be issued pursuant to the Over-Allotment Option.

The gross proceeds from the sale of the Offered Receipts on the Closing Date (the “Escrowed Funds”) will be deposited in escrow and held by TSX Trust Company (the “Escrow Agent”) as agent on behalf of the holders of the Offered Receipts, and invested in short-term obligations of, issued or guaranteed by, the Government of Canada, a province of Canada or a Canadian chartered bank (or other approved investments), until the earlier of: (a) satisfaction of the Escrow Release Conditions (as defined herein) and delivery of the Notice (as defined herein) to the Escrow Agent on or before 5:00 p.m. on December 31, 2021 (the “Termination Time”); and (b) the occurrence of a Termination Event (as defined herein), all pursuant to the terms of the Subscription Receipt Agreement (as defined herein).

Each Offered Receipt will entitle the holder either: (a) to receive one Underlying Share, without payment of additional consideration or further action, upon satisfaction of the Escrow Release Conditions; or (b) if: (i) the Corporation fails to satisfy the Escrow Release Conditions and deliver the Notice to the Escrow Agent on or before the Termination Time; (ii) the Acquisition Agreement (as defined herein) is terminated in accordance with its terms; or (iii) the Corporation advises the Escrow Agent and the Agents or formally announces to the public by way of a press release or otherwise that it does not intend to proceed with the Acquisition (as defined herein) (each, a “Termination Event”), the Corporation shall forthwith provide notice thereof to the Agents and the Escrow Agent, and the holders of Offered Receipts shall be entitled to receive from the Escrow Agent an amount equal to the full subscription price attributable to the Offered Receipts and their pro rata entitlement to interest accrued on such amount from the Closing Date to, but excluding, the date of the Termination Event. The Escrowed Funds will be applied toward payment of such amounts and the Corporation will be responsible for payment of any portion of such amount not covered by the Escrowed Funds and interest earned thereon.

Subject to the terms and conditions of this Agreement, the Agents propose to offer the Offered Receipts and, if any, the Over-Allotment Receipts in: (i) the Qualifying Provinces (as defined herein) pursuant to the Final Prospectus; (ii) in the United States only to a limited number of U.S. Accredited Investors (as defined herein) pursuant to the exemption from registration provided by Rule 506(b) of Regulation D (as defined herein); and (iii) in such other foreign jurisdictions as the Agents and the Corporation may agree, in each case as agent of the Corporation, on a “best efforts” basis, in each case in the manner contemplated by this Agreement, including Schedule A hereto. The Agents understand: (i) that the Corporation has prepared and filed the Preliminary Prospectus (as defined herein) and the Amended and Restated Preliminary Prospectus (as defined herein) to qualify the distribution of the Offered Receipts in each of the Qualifying Provinces and has received the Preliminary Receipt (as defined herein) and the Amended and Restated Preliminary Receipt (as defined herein) therefor; and (ii) that the Corporation has prepared and will file the Final Prospectus (as defined herein) to qualify the distribution of the Offered Receipts in each of the Qualifying Provinces promptly after the execution of this Agreement.

The parties acknowledge that the Offered Receipts and the Underlying Shares have not been and will not be registered under the U.S. Securities Act (as defined herein) or the securities laws of any state of the United States and may not be offered or sold in the United States, except pursuant to exemptions from the registration requirements of the U.S. Securities Act and the applicable laws of any state of the United States and only in the manner specified in this Agreement and pursuant to the representations, warranties, acknowledgments, agreements and covenants of the Corporation, the Agents and the U.S. Affiliates (as defined herein) contained in this Agreement, including Schedule A hereto. All actions to be undertaken by the Agents in the United States in connection with the matters contemplated herein shall be undertaken through the U.S. Affiliates and using the U.S. Offering Documents (as defined herein), as applicable.

The Agents shall be entitled (but not obligated), in connection with the Offering to retain as sub-agent other registered securities dealers (the “Selling Dealer Firms”) and may receive subscriptions for Offered Receipts from subscribers from other registered dealers, at no additional cost to the Corporation. The fee payable to any such Selling Dealer Firms shall be for the account of the Agents.

The following are the terms and conditions of the Agreement between the Corporation and the Agents:

Section  1 Definitions and Interpretation

In this Agreement:

(a)	“ABCA” means the Business Corporations Act (Alberta);

(b)	“Acquisition” means the proposed acquisition by PROP 45 of the Partnership Interest pursuant to the Acquisition Agreement;

(c)	“Acquisition Agreement” means the acquisition agreement between PROP 45, an Alberta partnership that is directly and indirectly wholly-owned by the Corporation and the Vendor, dated November 2, 2021;

(d)	“Additional Closing Date” has the meaning given to that term in Section 14(b) of this Agreement;

(e)	“Additional Closing Time” has the meaning given to that term in Section 14(b) of this Agreement;

(f)	“Agents” has the meaning given to that term in the first paragraph of this Agreement;

(g)	“Agents’ Fee” has the meaning given to that term in Section 2 of this Agreement;

(h)	“Agreement” means this agency agreement dated effective November 12, 2021 between the Corporation and the Agents, as the same may be supplemented, amended and/or restated from time to time;

(i)

“Amended and Restated Preliminary Prospectus” means the amended and restated preliminary short form prospectus of the Corporation dated November 4, 2020, including the documents incorporated by reference therein, approved, signed and certified in accordance with Applicable Securities Laws, relating to the qualification for distribution of the Offered Receipts and the Over-Allotment Option under Applicable Securities Laws;

(j)	“Amended and Restated Preliminary Receipt” means the receipt dated November 4, 2020 for the Amended and Restated Preliminary Prospectus issued in accordance with the Passport System;

(k)

“Amended and Restated Preliminary U.S. Offering Memorandum” means the amended and restated preliminary U.S. private offering memorandum which contains, among other items, draft U.S. Purchasers Letters and which shall also include the Amended and Restated Preliminary Prospectus, each used to make offers of the Offered Receipts in the United States;

(l)

“Applicable Securities Laws” means all applicable Canadian securities, corporate and other laws, rules, regulations, notices, instruments, blanket orders, decision documents, statements, circulars, published procedures and policies in the Qualifying Provinces;

(m)	“ASC” means the Alberta Securities Commission, the principal regulator of the Corporation pursuant to NP 11-202;

(n)	“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Calgary, Alberta are not open for business;

(o)

“Change of Control” means: (i) any transaction (whether by purchase, merger or otherwise) whereby a person or persons acting jointly or in concert directly or indirectly acquires the right to cast, at a general meeting of shareholders of the Corporation, more than 50% of the votes that may be ordinarily cast at a general meeting; (ii) the Corporation’s amalgamation, consolidation or merger with or into any other person, any merger of another person into the Corporation, unless the holders of voting securities of the Corporation immediately prior to such amalgamation, consolidation or merger hold securities representing 50% or more of the voting control or direction in the Corporation, or the successor entity upon completion of the amalgamation, consolidation or merger; or (iii) any conveyance, transfer, sale lease or other disposition of all or substantially all of the assets and properties of the Corporation and the Subsidiaries, taken as a whole, to another arm’s length person;

(p)	“Claims” has the meaning given to that term in Section 9(a) of this Agreement;

(q)	“Closing” means the completion of the issue and sale by the Corporation of the Offered Receipts pursuant to this Agreement;

(r)	“Closing Date” means November 18, 2021 or such other date or dates not later than 90 days from the date of the Final Receipt as the Corporation and the Agents may agree, each acting reasonably;

(s)	“Closing Time” means 6:00 a.m. (Calgary time) on the Closing Date;

(t)	“Common Shares” means common shares in the capital of the Corporation;

(u)	“Corporation” has the meaning given to that term in the first paragraph of this Agreement;

(v)	“Controlling Persons” has the meaning given to that term in Section 9(a) of this Agreement;

(w)	“COVID-19 Outbreak” has the meaning given to that term in Section 8(b)(xi) of this Agreement;

(x)	“Documents” means, collectively, the documents incorporated by reference in the Prospectuses and any Supplementary Material, including, without limitation:

(i)	the annual information form of the Corporation for the year ended December 31, 2020 dated March 26, 2021;

(ii)	the Financial Statements;

(iii)	the management’s discussion and analysis of the financial condition and results of operations of the Corporation for the year ended December 31, 2020;

(iv)	the management’s discussion and analysis of the financial conditions and results of operations of the Corporation for the three and nine months ended September 30, 2021;

(v)	the management information circular of the Corporation dated June 15, 2020 relating to the annual and special meeting of shareholders of the Corporation held on July 20, 2020;

(vi)	the management information circular of the Corporation dated April 30, 2021 relating to the annual and special meeting of shareholders of the Corporation held on June 16, 2021;

(vii)	the “template version” (as such term is defined in NI 44-101) of the term sheet for the Offering dated November 2, 2021;

(viii)	the “template version” (as such term is defined in NI 44-101) of the term sheet for the Offering dated November 4, 2021;

(ix)	the investor presentation of the Corporation in respect of the Offering dated November 2, 2021; and

(x)	the material change report of the Corporation in respect of, among other things, the Offering and the Acquisition dated November 10, 2021.

(y)	“Due Diligence Session” has the meaning given to that term in Section 3(f) of this Agreement;

(z)

“Environmental Laws” means any Laws respecting pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of Hazardous Materials or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials;

(aa)	“Environmental Permits” has the means given to that term in Section 8(b)(xlvi) of this Agreement;

(bb)	“Escrow Agent” has the meaning given to that term on the first page of this Agreement;

(cc)

“Escrow Release Conditions” means all conditions, undertakings and other matters to be satisfied, completed or otherwise met prior to the completion of the Acquisition (in accordance with the Acquisition Agreement and without waiver or material amendment of the terms and conditions thereof, in whole or in part, by any of the parties thereto unless the consent of the Agents is given for such waiver or amendment, such consent not to be unreasonably withheld or delayed) have been satisfied, completed or otherwise met, but for the payment of the Purchase Price, which is to be financed in part by the release of the Escrowed Funds pursuant to the Subscription Receipt Agreement, and the Corporation shall have delivered to the Agents a certificate confirming the same;

(dd)

“Final Prospectus” means the (final) short form prospectus of the Corporation, including the documents incorporated by reference therein, to be approved, signed and certified in accordance with Applicable Securities Laws relating to the qualification for distribution of the Offered Receipts and the Over-Allotment Option under Applicable Securities Laws;

(ee)	“Final Receipt” means the receipt for the Final Prospectus issued in accordance with the Passport System;

(ff)

“Final U.S. Offering Memorandum” means the final U.S. private offering memorandum which contains, among other items, the U.S. Purchasers Letters to be executed by U.S. Purchasers and which shall also include the Final Prospectus, each used to make offers and sales of the Offered Receipts in the United States;

(gg)

“Financial Statements” means the audited consolidated financial statements of the Corporation for the financial years ended December 31, 2020 and December 31, 2019 together with the notes thereto and the independent auditor’s report thereon and the unaudited condensed consolidated interim financial statements of the Corporation for the three and nine month periods ended September 30, 2021 and 2020, together with the notes thereto;

(hh)	“Forward-Looking Statements” has the meaning given to that term in Section 8(b)(lix) of this Agreement;

(ii)

“Governmental Authority” means governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, Crown corporations, courts, bodies, boards, tribunals or dispute settlement panels or other law, rule or regulation-making organizations or entities having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them or exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

(jj)	“Hazardous Materials” means chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products;

(kk)

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, or any successor entity, applicable as at the date on which such principles are applied;

(ll)	“Indemnified Party” has the meaning given to that term in Section 9(b) of this Agreement;

(mm)	“Indemnified Persons” has the meaning given to that term in Section 9(a) of this Agreement;

(nn)

“Intellectual Property” means all proprietary rights provided in law and at equity in respect of patents, trademarks, copyrights, industrial designs, software, trade secrets, know-how, concepts, information and other intellectual and industrial property;

(oo)	“IT Systems and Data” has the meaning given to that term in Section 8(b)(li) of this Agreement;

(pp)

“Laws” means any and all applicable federal, state, provincial, municipal or local laws in Canada, including all statutes, ordinances, decrees, regulations, by-laws, orders in council, Governmental Authority judgments, orders, decisions, decrees, directives and policies of (or issued by) Governmental Authorities;

(qq)	“marketing materials” has the meaning given to that term in NI 41-101;

(rr)

“Material Adverse Change” or “Material Adverse Effect” means any fact, change, effect, event, occurrence or circumstances which, individually or in the aggregate, is, or is reasonably likely to be, materially adverse to the business, operations, properties, results of operations, assets, capital, condition (financial or otherwise), or liabilities (absolute, accrued, contingent or otherwise) of the Corporation and the Subsidiaries (taken as a whole) or that would result in the Preliminary Prospectus, the Amended and Restated Preliminary Prospectus, the Final Prospectus or any Supplementary Material containing a misrepresentation;

(ss)	“Material Subsidiaries” has the meaning given to that term in Section 8(b)(iii) of this Agreement;

(tt)	“Money Laundering Laws” has the meaning given to that term in Section 8(b)(lxx) of this Agreement;

(uu)	“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

(vv)	“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

(ww)	“Notice” means the notice of the Corporation, acknowledged by the Agents, to the Escrow Agent that the Escrow Release Conditions have been satisfied;

(xx)	“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

(yy)	“OFAC” has the meaning given to that term in Section 8(b)(lxix) of this Agreement;

(zz)	“Offered Receipts” has the meaning given to that term on the first page of this Agreement;

(aaa)	“Offering” has the meaning given to that term on the first page of this Agreement;

(bbb)

“Offering Documents” means, collectively, the Preliminary Prospectus, the Amended and Restated Preliminary Prospectus, the Final Prospectus, the Preliminary U.S. Offering Memorandum, the Amended and Restated Preliminary U.S. Offering Memorandum, the Final U.S. Offering Memorandum and any Supplementary Material;

(ccc)	“Other Financial Information” means the non-IFRS financial information contained in the Documents;

(ddd)	“Partnership” means the Peace River Oil Partnership;

(eee)	“Partnership Interest” means the 45% interest in the Partnership held by the Vendor;

(fff)	“Passport System” means the system and procedures for prospectus filing and review under Multilateral Instrument 11-102 – Passport System;

(ggg)

“person” means any individual, partnership, limited partnership, joint venture, sole proprietorship, company or corporation, trust, director, trustee, unincorporated organization or Governmental Authority;

(hhh)

“Preliminary Prospectus” means the preliminary short form prospectus of the Corporation dated November 2, 2021, including the documents incorporated by reference therein, approved, signed and certified in accordance with Applicable Securities Laws, relating to the qualification for distribution of the Offered Receipts and the Over-Allotment Option under Applicable Securities Laws;

(iii)	“Preliminary Receipt” means the receipt dated November 2, 2021 for the Preliminary Prospectus issued in accordance with the Passport System;

(jjj)

“Preliminary U.S. Offering Memorandum” means the preliminary U.S. private offering memorandum which contains, among other items, draft U.S. Purchasers Letters and which shall also include the Preliminary Prospectus, each used to make offers of the Offered Receipts in the United States;

(kkk)	“President’s List” means the list of purchasers provided in writing to the Agents prior to the Closing Date, up to a maximum of $1,500,000;

(lll)	“PROP 45” means PROP Energy 45 Limited Partnership, an Alberta partnership that is directly and indirectly wholly-owned by the Corporation;

(mmm)	“Prospectuses” means collectively, the Preliminary Prospectus, the Amended and Restated Preliminary Prospectus and the Final Prospectus;

(nnn)

“Public Record” means all information filed by or on behalf of the Corporation and its predecessor entities with the Securities Commissions, including without limitation, the Documents, the Prospectuses, any Supplementary Material and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws;

(ooo)	“Purchase Price” means the purchase price payable pursuant to the Acquisition Agreement;

(ppp)	“Qualifying Provinces” means each of the provinces of Canada, other than Québec;

(qqq)	“Raymond James” means Raymond James Ltd.;

(rrr)	“SEC” means the United States Securities and Exchange Commission;

(sss)	“Securities” means the Offered Receipts and the Underlying Shares;

(ttt)	“Securities Commissions” means collectively, the applicable securities commission or securities regulatory authority in each of the Qualifying Provinces;

(uuu)	“SEDAR” means the System for Electronic Document Analysis and Retrieval;

(vvv)	“Selling Dealer Firms” has the meaning given to that term on the first page of this Agreement;

(www)	“Sproule” means Sproule Associates Limited, a qualified reserves evaluator;

(xxx)

“Sproule Corporation Report” means the independent engineering evaluation of the oil, natural gas liquids and natural gas interests attributable to the Corporation prepared by Sproule effective December 31, 2020;

(yyy)

“Sproule Prop Report” means the independent engineering evaluation of the oil interest, natural gas liquids and natural gas interests attributable to the assets underlying the Partnership Interest prepared by Sproule effective July 1, 2021;

(zzz)

“Subscription Receipt Agreement” means the subscription receipt agreement to be entered into on the Closing Date between the Corporation, the Agents and the Escrow Agent governing the terms of the Offered Receipts to be issued pursuant to this Agreement;

(aaaa)

“Subsidiaries” means the subsidiaries of the Corporation, including but not limited to 1647456 Alberta Ltd., Penn West PROP Holdco Ltd., Penn West Sandhill Crane Ltd., Penn West PROP Limited Partnership, Penn West Northern Harrier Partnership, Peace River Oil Partnership, PROP Energy 45 Limited Partnership, PROP Energy 45 GP Ltd. and Obsidian Energy Partnership;

(bbbb)	“subsidiary” means a subsidiary for the purposes of the Securities Act (Alberta);

(cccc)

“Supplementary Material” means, collectively: (i) any amendment to the Preliminary Prospectus, the Amended and Restated Preliminary Prospectus or the Final Prospectus, or any amended or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under Applicable Securities Laws relating to the qualification for distribution of the Offered Receipts and the Over-Allotment Option under Applicable Securities Laws, and (ii) any amendment to the Preliminary U.S. Offering Memorandum, the Amended and Restated Preliminary U.S. Offering Memorandum or the Final U.S. Offering Memorandum or any amended or supplemental offering memorandum or ancillary materials that may be circulated to prospective purchasers;

(dddd)

“Swaps” means any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions);

(eeee)	“Tax Act” means the Income Tax Act (Canada);

(ffff)

“Taxes” means all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, sales taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, reassessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto;

(gggg)	“TSX” means the Toronto Stock Exchange;

(hhhh)	“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(iiii)	“U.S. Accredited Investor” means an “accredited investor” that satisfies one or more of the criteria set forth in Rule 501(a) of Regulation D under the U.S. Securities Act;

(jjjj)

“U.S. Affiliate” means each Agent’s United States broker-dealer affiliate, duly registered under the securities laws of each state in which such offers and sales were or will be made (unless exempted from the respective state’s broker-dealer registration requirements), and a member in good standing with the Financial Industry Regulatory Authority, Inc.;

(kkkk)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations made thereunder;

(llll)

“U.S. Offering Documents” means, collectively, the Preliminary U.S. Offering Memorandum, the Amended and Restated Preliminary U.S. Offering Memorandum, and the Final U.S. Offering Memorandum and any schedules, exhibits or appendix thereto;

(mmmm)	“U.S. Purchasers Letters” means, collectively, the form of letters appended as Exhibit A and Exhibit B to the Final U.S. Offering Memorandum;

(nnnn)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

(oooo)	“U.S. Securities Laws” means the applicable U.S. federal securities laws, including, without limitation, the U.S. Securities Act, and applicable U.S. state securities laws; and

(pppp)	“Vendor” means the vendor of the Partnership Interest under the Acquisition Agreement.

In addition, “affiliate”, “associate”, “misrepresentation”, “material change” and “material fact” shall have the meanings ascribed thereto under the Applicable Securities Laws; “distribution” means “distribution” or “distribution to the public”, as the case may be, as defined under the Applicable Securities Laws; and “distribute” has a corresponding meaning.

In this Agreement, “to the best of the Corporation’s knowledge, information and belief” or equivalent statement, means, a statement as to the knowledge of each of the senior officers of the Corporation about the facts or circumstances to which such phrase relates, after having made due and applicable inquiries and investigations in connection with such facts and circumstances that would ordinarily be made by senior officers of exploration and production firms in the discharge of their duties, without special inquiry for the purpose of the Offering. In this Agreement, “to the knowledge of the Corporation”, or equivalent statement, means, a statement as to the actual knowledge of each of the senior officers of the Corporation about the facts or circumstances to which such phrase relates.

In addition, unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Amended and Restated Preliminary Prospectus.

Section 2 Agents’ Fee

In consideration for their services hereunder, the Corporation agrees to pay to Raymond James on behalf of the Agents:

(a)

at the Closing Time (and if applicable, at each Additional Closing Time), a cash fee in an amount equal to 3.0% of the total gross proceeds for the Offered Receipts sold pursuant to the Offering to purchasers other than those on the President’s List and a cash fee in an amount equal to 1.0% of the total gross proceeds for the Offered Receipts sold pursuant to the Offering to purchasers on the President’s List; and

(b)

at the time of release of the Escrowed Funds by the Escrow Agent to the Corporation pursuant to the Subscription Receipt Agreement, if applicable, a cash fee in an amount equal to 3.0% of the total gross proceeds for the Offered Receipts sold pursuant to the Offering to purchasers other than those on the President’s List and a cash fee in an amount equal to 1.0% of the total gross proceeds for the Offered Receipts sold pursuant to the Offering to purchasers on the President’s List, plus earned interest on the amount of the Agents’ Fee held in escrow until the date of release, payable from the funds held by the Escrow Agent pursuant to the Subscription Receipt Agreement,

(collectively, the “Agents’ Fee”).

The portion of the Agents’ Fee payable at the Closing Time (or Additional Closing Time, as applicable) shall be payable by the Corporation from its general funds at Closing Time (or Additional Closing Time, as applicable). If the Agent’s Fee (with or without the amount of any expenses payable under Section 11) is paid to the Agents prior to the Closing Time, such amount shall be held in escrow by the Agents on behalf of the Corporation (and returnable to the Corporation at its direction) until the Closing Time at which time such funds shall be released to the Agents.

For greater certainty, the services provided by the Agents in connection herewith will not be subject to the Goods and Services Tax (“GST”) provided for in the Excise Tax Act (Canada) and taxable supplies provided will be incidental to the exempt financial services provided. In the event that Canada Revenue Agency determines that GST is exigible on the Agents’ Fee, the Corporation agrees to pay the amount of GST forthwith upon the request of the Agents.

Section 3 Qualification for Sale

(a)

The Corporation represents and warrants to the Agents that it is eligible to use the short form prospectus offering qualification system as described in NI 44-101 for the distribution of the Offered Receipts.

(b)	As of the date of this Agreement:

(i)

the Corporation has prepared and filed the Preliminary Prospectus, the Amended and Restated Preliminary Prospectus and other required documents, including, without limitation, the marketing materials prepared in connection with the Offering, with the Securities Commissions under Applicable Securities Laws pursuant to the Passport System and NP 11-202 and has obtained the Preliminary Receipt and the Amended and Restated Preliminary Receipt from the ASC, as principal regulator under the Passport System and NP 11-202, evidencing that a receipt has been issued with respect to the Preliminary Prospectus and for the Amended and Restated Preliminary Prospectus from each of the Securities Commissions; and

(ii)

the Corporation has addressed the comments made by the Securities Commissions in respect of the Amended and Restated Preliminary Prospectus and has been cleared by all of the Securities Commissions to file the Final Prospectus.

(c)

The Corporation will, promptly following the execution of this Agreement and by no later than 2:00 p.m. (Calgary time) on the date hereof, prepare and file the Final Prospectus, in form and substance satisfactory to the Agents, with the Securities Commissions under the Applicable Securities Laws, together with the required supporting documents, and will obtain the Final Receipt from the ASC, as principal regulator, evidencing that a receipt has been issued with respect to the Final Prospectus from each of the Securities Commissions or otherwise fulfill all legal requirements to enable the Offered Receipts to be offered and sold to the public in each of the Qualifying Provinces through the Agents or their registered affiliates.

(d)

During the period of the distribution of the Offered Receipts, the Corporation will promptly take all additional steps and proceedings that from time to time may be required under Applicable Securities Laws to continue to qualify the Offered Receipts for distribution or, in the event that the Offered Receipts have, for any reason, ceased to so qualify, to again qualify the Offered Receipts for distribution.

(e)

Prior to the filing of the Final Prospectus and during the period of distribution of the Offered Receipts, prior to the filing with any Securities Commissions of any Supplementary Material, the Corporation shall have allowed the Agents and the Agents’ counsel to participate fully in the preparation of, and to approve the form of, such documents and to have reviewed any documents incorporated by reference therein.

(f)

During the period of the distribution of the Offered Receipts, the Corporation shall allow the Agents to conduct all due diligence which they may reasonably require in order to fulfil their obligations as agents and, with respect to the Offering, in order to enable the Agents to responsibly execute the certificates required to be executed by them in the Prospectuses or in any Supplementary Material. Without limiting the generality of the foregoing, the Corporation shall make available its directors, senior management and use its reasonable commercial efforts to make the Corporation’s current and former auditors (including of any predecessor entity or business), independent engineers (including of any predecessor entity or business) and legal counsel and any other auditors or reserves evaluators who prepared or certified a report, valuation, statement or opinion included, or incorporated by reference, in the Prospectuses to answer any questions which the Agents may have and to participate in one or more due diligence sessions to be held prior to the Closing Time (the “Due Diligence Session”). The Agents shall distribute a list of written questions to be answered in advance of such Due Diligence Session and the Corporation shall provide written responses to such questions in advance of such Due Diligence Session and shall use its best efforts to have the above-mentioned auditors, independent engineers and legal counsel provide written responses to such questions in advance of the Due Diligence Session.

(g)	During the period of distribution of the Offered Receipts:

(i)

the Corporation and the Agents shall approve in writing, prior to such time marketing materials are provided to potential investors, a template version of any marketing materials reasonably requested to be provided by the Agents to any such potential investor, such marketing materials to comply with Applicable Securities Laws. The Corporation shall file a template version of such marketing materials with the Securities Commissions as soon as reasonably practicable after such marketing materials are so approved in writing by the Corporation and the Agents, on behalf of the Agents, and in any event on or before the day the marketing materials are first provided to any potential investor of Offered Receipts, and such filing shall constitute the Agents’ authority to use such marketing materials in connection with the Offering. Any comparables shall be redacted from the template version in accordance with NI 44-101 prior to filing such template version with the Securities Commissions and a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Securities Commissions by the Corporation. The Corporation shall prepare and file with the Securities Commissions a revised template version of any marketing materials provided to potential investors in Offered Receipts where required under Applicable Securities Laws; and

(ii)	the Corporation, and the Agents, on a several basis (and not joint, nor joint and several), covenant and agree:

(A)

not to provide any potential investor of Offered Receipts with any marketing materials unless a template version of such marketing materials has been filed by the Corporation with the Securities Commissions on or before the day such marketing materials are first provided to any potential investor of Offered Receipts;

(B)

not to provide any potential investor with any materials or information in relation to the distribution of the Offered Receipts or the Corporation other than: (a) such marketing materials that have been approved and filed in accordance with this Section 3(g); (b) the Prospectuses; and (c) any standard term sheets approved in writing by the Corporation and the Agents; and

(iii)

that any marketing materials approved and filed in accordance with this Section 3(g) and any standard term sheets approved in writing by the Corporation and the Agents, shall only be provided to potential investors in the Qualifying Provinces.

(h)

The Corporation shall take or cause to be taken all such other steps and proceedings, including fulfilling all legal, regulatory and other requirements, as required under Applicable Securities Laws to qualify the Offered Receipts for distribution to the public in the Qualifying Provinces.

(i)

The Corporation shall ensure that management of the Corporation will make themselves available to, and shall assist in the marketing of, the Offered Receipts at such times and in such manner as the Agents may reasonably request, including, without limitation, to participate in meetings with institutional investors as reasonably requested by the Agents.

(j)

The Corporation shall take or cause to be taken all such other steps and proceedings within its control, including fulfilling all legal, regulatory and other requirements required to be fulfilled by it, as required under U.S. Securities Laws to qualify the Offered Receipts to be offered and sold, in accordance with Schedule A hereto, in transactions exempt from the registration requirement of the U.S. Securities Act and applicable state securities laws, and for sale internationally as permitted by applicable laws.

Section 4 Delivery of Prospectuses and Related Documents

The Corporation shall deliver or cause to be delivered, without charge to the Agents and the Agents’ counsel, the documents set out below at the respective times indicated:

(a)	prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of the Final Prospectus:

(i)	copies of the Final Prospectus signed as required by Applicable Securities Laws;

(ii)	copies of the Final U.S. Offering Memorandum;

(iii)

upon request by the Agents, copies of: (a) the Preliminary Prospectus, the Preliminary U.S. Offering Memorandum, the Amended and Restated Preliminary Prospectus, and the Amended and Restated Preliminary U.S. Offering Memorandum; and (b) Documents which have not previously been delivered to the Agents; and

(iv)	a copy of any other document required to be filed by the Corporation under Applicable Securities Laws;

(b)

as soon as they are available, copies of any Supplementary Materials signed as required by Applicable Securities Laws and including, in each case, copies of any documents incorporated by reference therein which have not been previously delivered to the Agents; and

(c)

prior to the filing of the Final Prospectus with the Securities Commissions, a “comfort letter” from the Corporation’s auditors and, if applicable former auditors (including of any predecessor entity or business) and any other auditors who have audited any of the financial statements included in the Final Prospectus, dated the date of the Final Prospectus, addressed to the Agents and reasonably satisfactory in form and substance to the Agents and the Agents’ counsel, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Final Prospectus with indicated amounts in the financial statements or accounting records of the Corporation and have found such information and percentages to be in agreement, which comfort letter shall be based on the Corporation’s auditors and other applicable auditors’ review having a cut-off date of not more than two Business Days prior to the date of the Final Prospectus.

Comfort letters similar to the foregoing shall be provided to the Agents with respect to any Supplementary Material and any other relevant document at the time the same is presented to the Agents for their signature or, if the Agents’ signatures are not required, at the time the same is filed with the Securities Commissions. All such letters and opinions shall be in form and substance acceptable to the Agents and the Agents’ counsel, acting reasonably.

The deliveries referred to in Section 4(a) and Section 4(b) shall also constitute the Corporation’s consent to the use by the Agents, the U.S. Affiliates and other members of the Selling Dealer Firms of the Final Prospectus, the Final U.S. Offering Memorandum and any Supplementary Material in connection with the Offering. The Corporation and the Agents acknowledge and agree that copies of the Preliminary Prospectus, the Preliminary U.S. Offering Memorandum, the Amended and Restated Preliminary Prospectus, and the Amended and Restated Preliminary U.S. Offering Memorandum have been provided to the Agents and the Corporation confirms and consents to the use of such documents by the Agents, the U.S. Affiliates and the Selling Dealer Firms prior to the date hereof.

Section 5 Commercial Copies

(a)

The Corporation shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on the Business Day following the date the Final Receipt has been issued and no later than noon (local time) on the first Business Day after the execution of any Supplementary Material in connection with the Prospectuses cause to be delivered to the Agents, without charge, commercial copies of the Final Prospectus or such Supplementary Material in such numbers and in such cities as the Agents may reasonably request by oral or written instructions to the Corporation, the Corporation’s counsel or the printer thereof.

(b)

The Corporation shall cause to be provided to the Agents such number of copies of any documents incorporated by reference in the Preliminary Prospectus, the Amended and Restated Preliminary Prospectus, the Final Prospectus or any Supplementary Materials as the Agents may reasonably request.

(c)

The Corporation will similarly cause to be delivered to the Agents, at those delivery points as the Agents may reasonably request, commercial copies of the Final U.S. Offering Memorandum and any Supplementary Material required to be delivered to purchasers or prospective purchasers of the Offered Receipts. Each delivery of the Final U.S. Offering Memorandum and any such Supplementary Material will constitute consent by the Corporation to the use of the Final U.S. Offering Memorandum and any such Supplementary Material required to be prepared and/or filed under U.S. Securities Act or any state securities laws by the U.S. Affiliates of the Agents and Selling Dealer Firms for the distribution of the Offered Receipts for sale by them in the United States in accordance with this Agreement.

Section 6 Material Changes

(a)	During the period of distribution of the Offered Receipts, the Corporation will promptly inform the Agents in writing of the full particulars of:

(i)

any material change (actual, anticipated or threatened) in or affecting the business, operations, revenues, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Corporation and the Subsidiaries (taken as a whole), to the knowledge of the Corporation, of the Partnership or in or affecting the Acquisition;

(ii)	any change in any material fact contained or referred to in the Final Prospectus or the Final U.S. Offering Memorandum; and

(iii)	the occurrence or discovery of a material fact or event, which, in any such case, is, or may be, of such a nature as to:

(A)	render the Final Prospectus or the Final U.S. Offering Memorandum untrue, false or misleading in any material respect;

(B)	result in a misrepresentation in the Final Prospectus or the Final U.S. Offering Memorandum; or

(C)	result in the Final Prospectus or the Final U.S. Offering Memorandum not complying in any material respect with the Applicable Securities Laws or U.S. Securities Laws, as applicable,

provided that if the Corporation is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this Section 6(a) has occurred or been discovered, the Corporation shall promptly inform the Agents of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Agents as to whether the occurrence is of such nature prior to making any filing referred to in Section 6(c).

(b)	During the period of distribution of the Offered Receipts, the Corporation will promptly inform the Agents in writing of the full particulars of:

(i)

any request of any Securities Commission, the SEC, the TSX or Governmental Authority for any amendment to, or to suspend or prevent the use of, the Final Prospectus or the Final U.S. Offering Memorandum or any other part of the Public Record or for any additional information;

(ii)

the issuance by any Securities Commission, the SEC, the TSX or Governmental Authority of any order to cease or suspend trading of any securities of the Corporation or of the institution or threat of institution of any proceedings for that purpose; and

(iii)

the receipt by the Corporation of any communication from any Securities Commission, the SEC, the TSX or Governmental Authority relating to the Offering Documents or any other part of the Public Record or the distribution of the Offered Receipts or the Underlying Shares.

(c)

The Corporation will promptly comply to the reasonable satisfaction of the Agents and the Agents’ counsel with Applicable Securities Laws and U.S. Securities Laws with respect to any material change, change, occurrence or event of the nature referred to in Section 6(a) or Section 6(b) above and the Corporation will prepare and file promptly at the Agents’ request:

(i)	any Supplementary Material or an amendment to any other part of the Public Record as may be required under Applicable Securities Laws; or

(ii)	any amendment to the Final U.S. Offering Memorandum as may be required under U.S. Securities Laws provided that the Corporation shall have allowed the Agents and the Agents’ counsel to participate fully in the preparation of any such Supplementary Material or any amendment to the Final U.S. Offering Memorandum as may be required under U.S. Securities Laws, to have reviewed any other documents incorporated by reference therein and conduct all due diligence investigations which the Agents may reasonably require in order to fulfill their obligations as Agents and, with respect to the Offering, in order to enable the Agents to responsibly execute the certificate required to be executed by them in, or in connection with, any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner. The Corporation shall further promptly deliver to each of the Agents and the Agents’ counsel a copy of each Supplementary Material as filed with the Securities Commissions, and of opinions and comfort letters with respect to each such Supplementary Material or any amendment to the Final U.S. Offering Memorandum as may be required under U.S. Securities Laws substantially similar to those referred to in Section 4.

(d)

During the period of distribution of the Offered Receipts, the Corporation will promptly provide to the Agents, for review by the Agents and the Agents’ counsel, prior to filing with the Securities Commissions:

(i)	any financial statement of the Corporation, including the notes thereto and auditor’s report thereon, if any, and management’s discussion and analysis in respect thereof;

(ii)

any proposed document, including, without limitation, any amendment to the annual information form, new annual information form, material change report, business acquisition report, interim report or information circular, which may be incorporated, or deemed to be incorporated, by reference in the Prospectuses, or becomes part of the Public Record;

(iii)	any press release of the Corporation; and

(iv)	any Supplementary Materials,

and provide to the Agents, for review by the Agents and the Agents’ counsel any draft or final report with respect to the crude oil, natural gas and natural gas liquids, or value, attributable to the Corporation’s properties prepared by Sproule or any other independent engineer as soon as practicable following receipt thereof by the Corporation.

(e)

During the period of distribution of the Offered Receipts, the Corporation will promptly advise the Agents: (i) of any amendment or proposed amendment to the Acquisition Agreement or waiver or proposed waiver of any term, provision or condition thereof; (ii) if it becomes aware that any of the representations and warranties of any party to the Acquisition Agreement cease to be true and correct in any material respect or if the Corporation becomes aware that there is any change of any material fact or event which is, or may become of such a nature as to render any such representations and warranties, or any information provided to the Agents in respect of the Acquisition, untrue, false or misleading in any material respect; and (iii) if the Acquisition Agreement is terminated, or the Corporation determines it will not be proceeding with the Acquisition.

(f)

The Corporation will use its reasonable commercial efforts to expeditiously pursue the satisfaction of all conditions to the completion, and the closing of the Acquisition and to deliver, to the extent that it is within the Corporation’s control, the Notice prior to the Termination Time, and to cause the issuance of the Underlying Shares.

Section 7 Corporation’s Other Covenants

The Corporation agrees:

(a)

to comply with all covenants of the Corporation set forth in the Acquisition Agreement, other than those that may be waived by the Vendor, and the Subscription Receipt Agreement and to duly, punctually and faithfully perform all the obligations to be performed by it under the Acquisition Agreement and the Subscription Receipt Agreement;

(b)	that it will allow the Agents and the Agents’ counsel to participate fully in the preparation of the Subscription Receipt Agreement;

(c)

that it will file all necessary forms and reports in connection with the issuance of the Offered Receipts hereunder with the appropriate Securities Commissions and other regulatory authorities in connection with the Offering;

(d)

to use its reasonable commercial efforts to cause each of the directors and officers of the Corporation to enter into lock-up agreements to be executed concurrently with the closing of the Offering in a form satisfactory to the Corporation and the Agents, each acting reasonably, pursuant to which each such person agrees not to directly or indirectly, sell, transfer or pledge, or otherwise dispose of, any securities of the Corporation for a period of 90 days from the Closing Date, in each case without the prior written consent of the Agents, such consent not to be unreasonably withheld or delayed. The definitive terms of such lock-up agreement shall be negotiated between the parties in good faith and contain customary provisions; and

(e)

that it will use its reasonable commercial efforts to obtain, prior to the Closing Time, all necessary approvals of the TSX for the issuance of the Offered Receipts and the listing of the Underlying Shares issuable pursuant to the Offered Receipts and, upon request by the Agents, the Offered Receipts, for trading on the TSX, subject only to the filing of required documents which cannot reasonably be filed until after the Closing Time.

Section 8 Representations and Warranties of the Corporation

(a)

Each delivery of the Offering Documents constitutes and shall constitute a representation and warranty to the Agents by the Corporation (and the Corporation hereby acknowledges that each of the Agents is relying on such representations and warranties in entering into this Agreement) that:

(i)

all of the information and statements (except information and statements furnished, in writing, by and relating solely to the Agents) contained in the Offering Documents, as applicable, including, without limitation, the documents incorporated by reference therein, as the case may be:

(A)	are at the respective dates of such documents, true and correct in all material respects;

(B)	contain no misrepresentation;

(C)

no material fact or information has been omitted from such document which is required to be stated therein or is necessary to make the statements or information contained therein not misleading in light of the circumstances in which they were made; and

(D)	constitute full, true and plain disclosure of all material facts relating to the Corporation and the Offered Receipts, the Acquisition and the Underlying Shares;

(ii)

the Preliminary Prospectus, the Amended and Restated Preliminary Prospectus, the Final Prospectus, or any Supplementary Material, as applicable, including, without limitation, the Documents, as the case may be, comply in all material respects with the Applicable Securities Laws, including without limitation NI 44-101, and the Preliminary U.S. Offering Memorandum, the Amended and Restated Preliminary U.S. Offering Memorandum, the Final U.S. Offering Memorandum and any amendment thereto comply in all material respects with applicable U.S. Securities Laws; and

(iii)

there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Offering Documents to the time of delivery thereof, in the business, operations, revenues, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations, or ownership of the Corporation and the Subsidiaries (taken as a whole) or, to the knowledge of the Corporation, the Partnership.

(b)

In addition to the representations and warranties contained in Section 8(a), the Corporation represents and warrants to the Agents, and acknowledges that each of the Agents is relying upon such representations and warranties in entering into this Agreement, that:

(i)

each of the Corporation and the Subsidiaries has been duly incorporated, amalgamated or formed (as the case may be) and organized and is valid and subsisting under the Laws of the jurisdiction of its incorporation, amalgamation or formation and has all requisite corporate capacity, power and authority to carry on its business as described in the Prospectuses including, without limitation, to own, lease and operate its properties and assets as described in the Prospectuses;

(ii)	each of the Corporation and the Subsidiaries is qualified to carry on business under the Laws of the jurisdictions in which it carries on a material portion of its business;

(iii)

the Corporation has no material Subsidiaries other than 1647456 Alberta Ltd., Penn West PROP Holdco Ltd., Penn West Sandhill Crane Ltd., Penn West PROP Limited Partnership, Penn West Northern Harrier Partnership, Peace River Oil Partnership, PROP Energy 45 Limited Partnership, PROP Energy 45 GP Ltd. and Obsidian Energy Partnership (the “Material Subsidiaries”) and, other than the Subsidiaries, the Corporation is not, directly or indirectly, a partner of any partnerships, limited partnerships or material joint ventures;

(iv)

the total assets of the Corporation and the Material Subsidiaries (taken as a whole), constituted no less than 95% of the consolidated assets of the Corporation as at September 30, 2021, and the total revenues of such Subsidiaries constituted no less than 95% of the consolidated revenues of the Corporation for the nine month period ended September 30, 2021;

(v)

all of the issued and outstanding securities of the Subsidiaries are validly issued as fully paid and non-assessable, the Corporation is (other than in respect of the Partnership of which the Corporation indirectly holds a 54.9% interest), directly or indirectly, the registered and beneficial holder of all such issued and outstanding securities and holds such securities with valid and marketable title to the securities free and clear of any liens, pledges, charges, encumbrances, security interests or other adverse claims whatsoever (other than lender security) and no person holds any securities convertible or exchangeable into securities of the Subsidiaries or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right (whether or not on condition(s)) for the purchase or other acquisition of any unissued shares, securities (including convertible securities) or warrants of the Subsidiaries; and, except as disclosed in the Documents, the Corporation has no material shareholdings in any other corporation, partnership or business organization;

(vi)

the Corporation has full corporate capacity, power and authority to enter into this Agreement, the Subscription Receipt Agreement and the Acquisition Agreement and to perform its obligations set out herein and therein (including, without limitation, to complete the Acquisition and to issue the Offered Receipts), and this Agreement and the Acquisition Agreement have been, and the Subscription Receipt Agreement will be, duly authorized, executed and delivered by the Corporation and this Agreement, the Subscription Receipt Agreement and the Acquisition Agreement will be, legal, valid and binding obligations of the Corporation enforceable against the Corporation in accordance with their terms subject to the general qualifications that:

(A)	enforceability may be limited by bankruptcy, insolvency or other Laws affecting creditors’ rights generally; and

(B)	equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(vii)

no action, approval, consent or vote on the part of the shareholders of the Corporation is or shall be necessary to consummate the transactions contemplated by this Agreement or the Acquisition Agreement;

(viii)

the Corporation has full power and authority to issue the Offered Receipts and, at the Closing Date, the Offered Receipts and the Underlying Shares will be duly and validly authorized, allotted and reserved for issuance and, in the case of the Offered Receipts, upon receipt of the purchase price therefore, and, in the case of the Underlying Shares upon issuance in accordance with the Subscription Receipt Agreement, will be issued as fully paid and non-assessable;

(ix)

neither the Corporation nor the Subsidiaries is in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this Agreement, the Subscription Receipt Agreement, the Acquisition Agreement by the Corporation or any of the transactions contemplated hereby or thereby, does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, any term or provision of the articles, by-laws or resolutions of shareholders or directors of the Corporation and the Subsidiaries, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or the Subsidiaries is a party or by which it is bound, or any applicable Law which default or breach might reasonably be expected to constitute a Material Adverse Effect or would impair the ability of the Corporation to consummate the transactions contemplated hereby or thereby or to perform any of its covenants or obligations contained in this Agreement, the Subscription Receipt Agreement or the Acquisition Agreement;

(x)

there has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation and Subsidiaries (taken as a whole) from the position set forth in the Financial Statements except as contemplated by the Prospectuses and there has not been any Material Adverse Change since December 31, 2020; and since that date there have been no material facts, transactions, events or occurrences which could constitute a Material Adverse Effect which have not been disclosed in the Prospectuses;

(xi)

except as mandated by a Governmental Authority, which mandates have not materially adversely affected the business or financial condition of the Corporation and Subsidiaries (taken as a whole) as at the date of this Agreement, and except as disclosed in the Prospectuses, there has been no material suspension of the operations of the Corporation as a result of the COVID-19 outbreak (“COVID-19 Outbreak”). The Corporation has been monitoring the COVID-19 Outbreak and the potential impact on its operations and has used reasonable commercial efforts to put reasonable measures in place to reduce the risk to the health of its employees;

(xii)

the Financial Statements (other than management’s discussion and analysis) fairly present, in accordance with IFRS, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of the Corporation on a consolidated basis as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Corporation on a consolidated basis as at the dates thereof required to be disclosed by IFRS and include all adjustments necessary for a fair presentation;

(xiii)

the Other Financial Information is correct, in all material respects, and has been properly compiled to give effect to, as the case may be, the assumptions and adjustments described therein and such assumptions are reasonable and such adjustments are based on good faith estimates and assumptions which are reasonable;

(xiv)	the Corporation is not currently considering any material write-offs or write- downs with respect of its ownership of the Partnership following completion of the Acquisition;

(xv)

the Corporation’s current and preceding auditors are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of Alberta and there has not been any reportable event (within the meaning of Section 4.11 of National Instrument 51-102, Continuous Disclosure Obligations current and preceding of the Canadian Securities Administrators) with the Corporation’s auditors;

(xvi)

the Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Corporation is not aware of any material weakness in its internal controls over financial reporting;

(xvii)

no authorization, approval or consent of any Governmental Authority is required to be obtained by the Corporation in connection with the sale and delivery of the Offered Receipts hereunder, except such as may be required by the TSX or pursuant to Applicable Securities Laws;

(xviii)

there are no outstanding judgments against the Corporation or the Subsidiaries or any consent decrees or injunctions to which the Corporation or the Subsidiaries is subject or by which its assets are bound and there are no actions, suits, proceedings or inquiries pending or (as far as the Corporation is aware) threatened against or affecting the Corporation or the Subsidiaries at Law or in equity or before or by Governmental Authority which in any way constitutes or may constitute a Material Adverse Effect or which affects or may affect the distribution of the Offered Receipts or which would impair the ability of the Corporation to consummate the transactions contemplated in this Agreement, the Subscription Receipt Agreement or the Acquisition Agreement or to duly observe and perform any of its covenants or obligations contained in this Agreement, the Subscription Receipt Agreement or the Acquisition Agreement and the Corporation is not aware of any existing ground on which such action, suit, proceeding or inquiry might be commenced with any reasonable likelihood of success;

(xix)

except for this Agreement and the Acquisition Agreement, neither the Corporation nor the Subsidiaries is party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the Corporation and applicable Laws and other than indemnities in favour of the Corporation’s lenders or similar agreements in the ordinary course of business) or any other like commitment of the obligations, liabilities (contingent or otherwise) of indebtedness of any other person;

(xx)

each of the Corporation and the Subsidiaries has conducted and is conducting its business in all material respects in compliance with all applicable Laws and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any Governmental Authorities applicable to it of each jurisdiction in which it carries on business and holds all licences, registrations and qualifications in all jurisdictions in which it carries on business necessary to carry on its business as now conducted and as contemplated to be conducted in the Prospectuses and all such licenses, registrations and qualifications are valid and existing and in good standing, except where the lack of such valid or existing license, registration or qualification would not have a Material Adverse Effect and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has constituted, or is likely to constitute, a Material Adverse Effect;

(xxi)

the information and statements set forth in the Public Record were true, correct, and complete in all material respects and did not contain any misrepresentation, as of the date of such information or statements and were prepared in accordance with Applicable Securities Laws and the Corporation has not filed any confidential material change report still maintained on a confidential basis;

(xxii)

other than ordinary course indebtedness incurred in connection with compensation or expenses incurred on behalf of the Corporation or its Subsidiaries, neither the Corporation nor the Subsidiaries have any loans or other indebtedness outstanding which have been made to or from any of its shareholders, officers, directors or employees or any other person not dealing at arm’s length with the Corporation or the Subsidiaries that are currently outstanding;

(xxiii)

the authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series. There are 74,852,877 Common Shares issued and outstanding as of the date hereof, each of which is validly issued, fully paid and non-assessable and no preferred shares are outstanding;

(xxiv)

as of the date hereof, no person holds any securities convertible into or exchangeable for Common Shares or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right (whether or not on condition(s)) for the purchase or other acquisition of any unissued Common Shares or other securities of the Corporation except in respect of the Common Shares issuable upon the exercise of currently outstanding options issued under the Corporation’s stock option plan and Common Shares issuable upon the vesting of currently outstanding awards issued under the Corporation’s restricted and performance share unit plan;

(xxv)

other than as set forth in the Public Record, none of the directors, officers or employees of the Corporation, or, to the knowledge of the Corporation, any person who owns, directly or indirectly, more than 10% of any class of securities of the Corporation, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any material transaction or any proposed material transaction with the Corporation which, as the case may be, materially affects, is material to or will materially affect the Corporation;

(xxvi)

any statistical and market-related data included in the Prospectuses are based on or derived from sources that the Corporation believes to be reliable, true and accurate, and all necessary consents to the use of such data in the Prospectuses have been obtained from such sources where required;

(xxvii)

the Corporation is not aware of any applicable Law or any announced, pending or contemplated change thereto or announced, pending or contemplated new Law (including without limitation any Law regarding greenhouse gas emissions or the oil and gas exploration and production business) that, in any of these cases, would constitute a Material Adverse Effect;

(xxviii)

no Securities Commission, exchange or Governmental Authority has issued any order preventing or suspending trading in any securities of the Corporation and no proceedings, investigations or inquiries for such purpose are pending or contemplated or (as far as the Corporation is aware) threatened;

(xxix)	TSX Trust Company, at its principal offices in the cities of Calgary, Alberta and Toronto, Ontario is the duly appointed registrar and transfer agent of the Corporation;

(xxx)

TSX Trust Company, at its principal offices in the cities of Calgary, Alberta and Toronto, Ontario will, on the Closing Date, be the duly appointed transfer agent of the Offered Receipts and Escrow Agent under the Subscription Receipt Agreement;

(xxxi)

the minute books of the Corporation are true and correct in all material respects and contain the minutes of all meetings and all resolutions of the directors (including all committees comprised thereof) and shareholders of the Corporation;

(xxxii)

other than as provided for in this Agreement, the Corporation has not incurred any obligation or liability (absolute, accrued, contingent or otherwise) for brokerage fees, finder’s fees, agent’s commission or other similar forms of compensation with respect to the Offering;

(xxxiii)	the issued and outstanding Common Shares are listed and posted for trading on the TSX and the Corporation is in compliance with the rules and regulations of the TSX in all material respects;

(xxxiv)

the Corporation is, and on the date that the Final Receipt is issued by the Securities Commission for the Final Prospectus will be, a “reporting issuer” in each of the provinces of Canada within the meaning of the Applicable Securities Laws in such provinces and is not in default of any requirement of the Applicable Securities Laws in any material respect;

(xxxv)

the definitive form of certificates representing the Common Shares and the Offered Receipts are or will be, as applicable, in due and proper form under the Laws governing the Corporation and in compliance with the requirements of the TSX;

(xxxvi)

although it does not warrant title, the Corporation has no reason to believe that neither the Corporation nor the Subsidiaries have good and marketable title to its assets and properties, free and clear of all liens, charges, encumbrances and security interests of any nature or kind, other than those liens, charges, encumbrances and security interests disclosed in writing to the Agents, all as described in the Prospectuses;

(xxxvii)	a true and complete copy of the Sproule Corporation Report has been made available to the Agents;

(xxxviii)	a true and complete copy of the Sproule Prop Report has been made available to the Agents;

(xxxix)

the Corporation has made available to Sproule, prior to the issuance of the Sproule Corporation Report, for the purpose of preparing the Sproule Corporation Report, all information requested by Sproule, which information does not contain any material misrepresentation. The Corporation does not have any knowledge of a Material Adverse Change in any production, cost, price (except for changes in commodity prices), reserves or other relevant information provided to Sproule since the date that such information was so provided. The Corporation believes that the Sproule Corporation Report reasonably presents the quantity and pre-tax present worth values of the oil and gas reserves attributable to the crude oil, natural gas liquids and natural gas properties evaluated in the Sproule Corporation Report as at December 31, 2020 based upon information available at the time the Sproule Corporation Report was prepared, and the Corporation believes that at the date of such report, such report did not (and as of the date hereof, except as may be attributable to changes in commodity prices and production since the date of each such report, does not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom;

(xl)

the Corporation has made available to Sproule, prior to the issuance of the Sproule Prop Report, for the purpose of preparing the Sproule Prop Report, all information requested by Sproule, which information does not contain any material misrepresentation. The Corporation does not have any knowledge of a Material Adverse Change in any production, cost, price (except for changes in commodity prices), reserves or other relevant information provided to Sproule since the date that such information was so provided. The Corporation believes that the Sproule Prop Report reasonably presents the quantity and pre-tax present worth values of the oil and gas reserves attributable to the crude oil, natural gas liquids and natural gas properties evaluated in the Sproule Prop Report as at July 1, 2021, based upon information available at the time the Sproule Prop Report was prepared, and the Corporation believes that at the date of such report, such report did not (and as of the date hereof, except as may be attributable to changes in commodity prices and production since the date of each such report, does not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom;

(xli)

the Corporation is not aware of any defects, failures or impairments in title to the Corporation’s or the Subsidiaries’ assets and properties, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on: (a) the quantity and pre-tax present worth values of the oil and gas reserves shown in the Sproule Corporation Report; (b) the current production volumes of the Corporation; or (c) the current cash flow of the Corporation;

(xlii)

the Corporation is not aware of any defects, failures or impairments in title to the assets underlying the Partnership Interest whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on: (a) the quantity and pre-tax present worth values of the oil and gas reserves shown in the Sproule Prop Report; (b) the current production volumes of the assets underlying the Partnership Interest; or (c) the current cash flow of the assets underlying the Partnership Interest;

(xliii)

any and all operations of the Corporation and the Subsidiaries and, to the best of the Corporation’s knowledge, any and all operations by third parties, on or in respect of the assets and properties of the Corporation and the Subsidiaries have been conducted in accordance with good oilfield practices;

(xliv)

in respect of the assets and properties of the Corporation and the Subsidiaries that are operated by it, the Corporation and the Subsidiaries hold all valid licenses, permits and similar rights and privileges that are required and necessary under applicable Law to operate its assets and properties as presently operated or as proposed to be operated and where the failure to so hold such licences and permits would constitute a Material Adverse Effect;

(xlv)

each of the Corporation and the Subsidiaries has been and is in material compliance with all applicable Environmental Laws relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances;

(xlvi)

each of the Corporation and the Subsidiaries has obtained all licences, permits, approvals, consents, certificates, registrations and other authorizations under Environmental Laws (the “Environmental Permits”) necessary for the operation of its projects as currently operated and each Environmental Permit is valid, subsisting and in good standing and the holders of the Environmental Permits are not in default or breach thereof and no proceeding is pending or threatened to revoke or limit any Environmental Permit, except in each case where the result would not constitute a Material Adverse Effect;

(xlvii)

neither the Corporation nor the Subsidiaries has failed to report to the proper Governmental Authority the occurrence of any event which is required to be so reported by any Environmental Law, except where the result would not constitute a Material Adverse Effect;

(xlviii)

there have been no spills, releases, deposits or discharges of Hazardous Materials into the earth, air or into any body of water or any municipal or other sewer or drain water systems by the Corporation or the Subsidiaries that have not been remedied or that are not presently being remedied, except where the result would not constitute a Material Adverse Effect;

(xlix)

neither the Corporation nor the Subsidiaries received any notice of, or been prosecuted for an offence alleging, material non-compliance with any Environmental Laws, nor has the Corporation or the Subsidiaries settled any allegation of material non-compliance short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Corporation or the Subsidiaries nor has the Corporation or the Subsidiaries received notice of any of the same and which orders directions or notices remain outstanding as unresolved;

(l)

except for such matters as would not constitute a Material Adverse Effect: (i) the Corporation or the Subsidiaries will own all rights in or have obtained valid and enforceable licenses or other rights to use the patents, patent applications, inventions, copyrights, know how (including trade secrets and other proprietary or confidential information), trade-marks (both registered and unregistered), trade names or any other Intellectual Property which is necessary for the conduct of its business as currently carried on, free and clear of any liens or other adverse claims or interest of any kind or nature affecting its assets; and (ii) to the knowledge of the Corporation, there is no infringement by third parties of any Intellectual Property to be then owned, licensed or commercialized by the Corporation;

(li)

(i) there has been no security breach or other compromise of or relating to any of the Corporation’s or the Subsidiaries’ information technology and computer systems, networks, hardware, software, data (including the data of its customers, employees, suppliers, vendors and any third party data maintained by or on behalf of it), equipment or technology (collectively, “IT Systems and Data”) and the Corporation has not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to its IT Systems and Data; (ii) each of the Corporation and the Subsidiaries is presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification; (iii) the Corporation has implemented and maintained commercially reasonable safeguards to maintain and protect their material confidential in-formation and the integrity, continuous operation, redundancy and security of all IT Systems and Data; and (iv) the Corporation has implemented backup and disaster recovery technology consistent with industry standards and practices, except as would not, in the case of clause (i) or clause (ii), individually or in the aggregate, have a Material Adverse Effect;

(lii)

subject to the solvency restrictions in the ABCA, and the restrictions set forth in the Corporation’s credit facilities and note purchase agreement, the Corporation is not currently prohibited, directly or indirectly, from paying any dividends, from making any other distribution on the Common Shares or other securities, or from paying any interest or repaying any loans, advances or other indebtedness;

(liii)

the Corporation has the necessary power and authority to execute and deliver the Prospectuses and all requisite action has been taken by the Corporation to authorize the execution and delivery by it of the Prospectuses;

(liv)

the attributes and characteristics of the Offered Receipts conform in all material respects to the attributes and characteristics thereof described in the Prospectuses, the Preliminary U.S. Offering Memorandum, the Amended and Restated Preliminary U.S. Offering Memorandum and the Final U.S. Offering Memorandum;

(lv)

each of the Corporation and the Subsidiaries has duly and on a timely basis filed all tax returns required to be filed by it and such tax returns are true, complete and correct in all material respects. Each of the Corporation and the Subsidiaries has paid all material taxes due and payable by it and has paid all assessments and reassessments and all other material taxes, governmental charges, penalties, interest and other fines due and payable by it and which were claimed by any Governmental Authority to be due and owing. Adequate provision has been made for material taxes payable by the Corporation and the Subsidiaries for any completed fiscal period for which tax returns are not yet required. There are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any material tax return or payment of any material tax, governmental charge or deficiency by the Corporation or the Subsidiaries. To the best of the knowledge of the Corporation there are no actions, suits, proceedings, investigations or claims threatened or pending against the Corporation or the Subsidiaries in respect of taxes, governmental charges or assessments or any matters under discussion with any Governmental Authority relating to taxes, governmental charges or assessments asserted by any such authority;

(lvi)

the books of account and other records of the Corporation and the Subsidiaries, whether of a financial or accounting nature or otherwise, have been maintained in accordance with prudent business practices;

(lvii)

all filings by the Corporation and the Subsidiaries pursuant to which it has received or is entitled to receive government incentives, have been made in accordance, in all material respects, with all applicable Laws and contain no misrepresentations of material fact or omit to state any material fact which could cause any amount previously paid to it or previously accrued on the accounts thereof to be recovered or disallowed;

(lviii)	to the knowledge of the Corporation, no insider of the Corporation has the present intention to sell any securities of the Corporation during the period of distribution of the Offered Receipts;

(lix)

the responses given by the Corporation and its officers in the Due Diligence Session were true and correct in all material respects where they relate to matters of fact as at the time such responses are given and where the responses given by the Corporation and its officers in the Due Diligence Session reflect the opinion or view of the Corporation or its officers (including responses which are forward-looking or otherwise related to projections, forecasts or estimates of future performance or results (operating financial or otherwise)) (“Forward-Looking Statements”), such opinions or views will be honestly held and believed to be reasonable at the time they are given, provided, however, it shall not constitute a breach of this paragraph solely if the actual results vary or differ from those contained in the Forward-Looking Statements;

(lx)

the representations and warranties of the Corporation in the Acquisition Agreement, a true copy of which have been provided to the Agents, are true and correct as of the date hereof, except as such would not have a Material Adverse Effect;

(lxi)

to the Corporation’s knowledge, the representations and warranties of the Vendor in the Acquisition Agreement are true and correct as of the date hereof and no such person is in breach of any of its covenants thereunder, except such as would not have a material adverse effect on the ability of any such person or the Corporation to complete the Acquisition;

(lxii)

to the Corporation’s knowledge, no event has occurred or condition exists which will prevent the transactions contemplated in the Acquisition Agreement from being completed prior to the Termination Time;

(lxiii)

the Corporation does not have any outstanding obligations to incur and/or renounce any Canadian exploration expenses or Canadian development expenses to any purchaser of the shares of the Corporation that have not yet been fully expended and renounced;

(lxiv)

to the best of the knowledge, information and belief of the Corporation, none of its directors or officers are subject to an order or ruling of any Governmental Authority prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange;

(lxv)

subject to any conflicts of interest that a director may have from time to time in respect of his or her duties as a director of other corporations, to the knowledge of the Corporation, no officer, director or employee of the Corporation is subject to any limitations or restrictions on their activities or investments, including any non-competition provisions, that would in any way limit or restrict their involvement with the Corporation or the business affairs of the Corporation or the Subsidiaries;

(lxvi)

other than as disclosed in writing to the Agents: (i) the Corporation is not a party to any unanimous shareholders agreement, pooling agreement, or other similar type of arrangement that affects in any manner the voting or control of any of its outstanding securities; (ii) to the knowledge of the Corporation, there are, and will be on the Closing Date, no shareholder agreements, voting agreements, investors’ rights agreements or other agreements in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Corporation; and (iii) there are, and will be on the Closing Date, no persons with registration rights or other similar rights to have any securities of the Corporation registered or qualified for distribution pursuant to any Applicable Securities Laws, the U.S. Securities Act or the securities laws of any state thereof, or the laws, rules or regulations of any other country;

(lxvii)

each of the Corporation and the Subsidiaries is insured by insurers of recognized financial responsibly against such losses and risks and in such amounts as are prudent and customary in the businesses in which it is engaged; all policies of insurance insuring the Corporation and the Subsidiaries, or its business, assets, employees, officers and directors are in full force and effect, except where the failure to be in full force and effect would not constitute a Material Adverse Effect;

(lxviii)	neither the Corporation nor the Subsidiaries have, directly or indirectly:

(A)	made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any Governmental Authority of any jurisdiction; or

(B)

made or received any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Corruption of Foreign Public Officials Act (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder or under any other applicable Law covering a similar subject matter applicable to the Corporation, the Subsidiaries and their operations and the Corporation has instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation;

(lxix)

neither the Corporation nor the Subsidiaries have been, nor to the knowledge of the Corporation, has any director, officer, insider, agent, employee, affiliate or person acting on behalf of the Corporation been or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department (“OFAC”); and the Corporation will not directly or indirectly use any proceeds of the distribution of the Offered Receipts or lend, contribute or otherwise make available such proceeds to the Corporation or to any affiliated entity, joint venture partner or other person or entity, to finance any investments in, or make any payments to, any country or person targeted by any of the sanctions of the United States administered by OFAC, to the extent such sanctions apply to the Corporation;

(lxx)

the operations of the Corporation and the Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any Governmental Authority or any arbitrator non-Governmental Authority involving the Corporation with respect to the Money Laundering Laws is, to the best knowledge of the Corporation, pending or threatened;

(lxxi)

since December 31, 2020, no acquisition has been made by the Corporation that is a “significant acquisition” to the Corporation within the meaning of Applicable Securities Laws and the Corporation is not party to any contract with respect to any probable acquisition that would constitute a “significant acquisition” to the Corporation, in each case that would require disclosure in the Prospectuses under Applicable Securities Laws;

(lxxii)

other than the Acquisition Agreement or as set forth in the Public Record or made available to the Agents, including all Swaps, there are no material contracts or agreements to which the Corporation is a party or by which it is bound. For the purposes of this paragraph, any contract or agreement pursuant to which the Corporation is, or may reasonably be expected to result in, a requirement of the Corporation to expend more than an aggregate of $1,000,000, or receive or be entitled to receive revenue of more than $1,000,000 in either case in the next 12 months, shall be considered to be material other than a rig lease, rental, firm service gas commitments or operating agreements entered into in the ordinary course of business;

(lxxiii)

except as set forth in the Prospectuses, the Corporation is not a party to any written contracts of employment which may not be terminated on one month’s notice or which provide for payments occurring on a Change of Control;

(lxxiv)	except for such matters as would not, individually or in the aggregate, constitute a Material Adverse Effect:

(A)

each of the Corporation and the Subsidiaries is in compliance with the provisions of all applicable federal, provincial, local and foreign laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours;

(B)

no collective labour dispute, grievance, arbitration or legal proceeding is ongoing or, to the knowledge of the Corporation, pending or threatened, and no individual labour dispute, grievance, arbitration or legal proceeding is ongoing or, to the knowledge of the Corporation, pending or threatened, with any employee of the Corporation or the Subsidiaries and, to the knowledge of the Corporation, none has occurred during the past year, and

(C)

no union has been accredited or otherwise designated to represent any employees of the Corporation or the Subsidiaries and, to the knowledge of the Corporation, no accreditation request or other representation question is pending with respect to the employees of the Corporation or the Subsidiaries and no collective agreement or collective bargaining agreement or modification thereof has expired or is in effect in any of the facilities of the Corporation or the Subsidiaries and none is currently being negotiated by the Corporation or the Subsidiaries;

(lxxv)

except as set forth in the Prospectuses, neither the Corporation nor the Subsidiaries have retirement savings plans (either registered or unregistered) or other similar employee retirement benefit plans, and has not made any promises with respect to increased benefits under such plans, and the Corporation has provided adequate accruals in the Financial Statements (or such amounts are fully funded) for all pension or other employee benefit obligations of the Corporation or the Subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on the Corporation or the Subsidiaries as well as for any other payment required to be made by the Corporation or the Subsidiaries in connection with the termination of employment or retirement of any employee of the Corporation in respect of the fiscal period ended December 31, 2020; and

(lxxvi)	other than as disclosed in the Financial Statements or the Final Prospectus, neither the Corporation nor the Subsidiaries is party to any Swaps or arrangements for Swaps.

Section 9 Indemnification

(a)

The Corporation shall indemnify and save each of the Agents, and each of the Agents’ agents, affiliates, directors, officers, shareholders, “controlling persons” (within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act) (“Controlling Persons”) and employees (collectively, the “Indemnified Persons” and individually an “Indemnified Person”) harmless against and from all liabilities, claims, actions, suits, proceedings, demands, losses (other than losses of profit in connection with the distribution of the Offered Receipts), costs (including, without limitation, reasonable legal fees and disbursements on a full indemnity basis), damages and expenses (collectively, the “Claims”) to which an Indemnified Person may be subject or which an Indemnified Person may suffer or incur, whether under the provisions of any statute or otherwise in any way caused by, or arising directly or indirectly from or in consequence of:

(i)

any information or statement contained in the Offering Documents or in any other document or material filed or delivered pursuant hereto (other than any information or statement relating solely to the Agents and furnished, in writing, to the Corporation by the Agents expressly for inclusion in the Offering Documents) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact (other than any information or fact relating solely to the Agents) the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii)

any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Agents and furnished, in writing, to the Corporation by the Agents expressly for inclusion in the Offering Documents) contained in the Offering Documents or in any other document or any other part of the Public Record filed by or on behalf of the Corporation;

(iii)

any prohibition or restriction on trading in the securities of the Corporation or any prohibition or restriction affecting the distribution of the Offered Receipts or Common Shares imposed by any Governmental Authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in Section 9(a)(ii);

(iv)

any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more Governmental Authority (not based upon the activities or the alleged activities of the Agents or their Selling Dealer Firms, if any) prohibiting, restricting, relating to or materially affecting the trading or distribution of the Offered Receipts or Common Shares; or

(v)

any breach of, default under or non-compliance by the Corporation with any requirements of Applicable Securities Laws, U.S. Securities Laws, Money Laundering Laws, OFAC, Money Laundering Laws, the by-laws, rules or regulations of any stock exchange or any representation, warranty, term or condition of this Agreement or in any certificate or other document delivered by or on behalf of the Corporation hereunder or pursuant hereto, provided, however, no party who has engaged in any fraud, wilful misconduct, fraudulent misrepresentation or gross negligence (as determined by a court of competent jurisdiction in a final non-appealable judgment) nor, the applicable Agent, if the Indemnified Person is an agent, affiliate director, officer, shareholder, Controlling Person or employee of such Agent and such Indemnified Person has engaged in any fraud, wilful misconduct, fraudulent misrepresentation or gross negligence (as determined by a court of competent jurisdiction in a final non-appealable judgment) shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were solely caused by such activity, to claim indemnification from any person who has not engaged in such fraud, wilful misconduct, fraudulent misrepresentation or gross negligence (provided that, for greater certainty, the foregoing shall not disentitle an Agent or Indemnified Person from claiming indemnification hereunder to the extent that the gross negligence, if any, relates to the Agent’s failure to conduct adequate “due diligence”).

(b)

If any claim contemplated by Section 9(a) shall be asserted against any Indemnified Person in respect of which indemnification is or might reasonably be considered to be provided for in such Section, such Indemnified Person shall notify the Corporation (the “Indemnifying Party”) (provided that failure to so notify the Indemnifying Party of the nature of such claim in a timely fashion shall relieve the Indemnifying Party of liability hereunder only if and to the extent that such failure materially prejudices the Indemnifying Party’s ability to defend such claim) as soon as possible of the nature of such claim and the Indemnifying Party shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Indemnifying Party and acceptable to the Indemnified Person acting reasonably and that no admission of liability or settlement may be made by the Indemnifying Party or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain separate counsel in any proceeding relating to a claim contemplated by Section 9(a) but the fees and expenses of such counsel shall be at the expense of the Indemnified Person, unless:

(i)

the Indemnified Person has been advised by counsel that: (i) there may be a reasonable legal defense available to the Indemnified Person which is different from or additional to a defense available to an Indemnifying Party; and/or (ii) representation of the Indemnified Person and the Indemnifying Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Indemnifying Party shall not have the right to assume the defense of such proceedings on the Indemnified Person’s behalf);

(ii)

the Indemnifying Party shall not have taken the defense of such proceedings and employed counsel within ten (10) days after notice has been given to the Indemnifying Party of commencement of such proceedings; or

(iii)

the employment of such counsel has been authorized by the Indemnifying Party in connection with the defense of such proceedings, and, in any such event, the reasonable fees and expenses of such Indemnified Person’s counsel (on a solicitor and his own client basis) shall be paid by the Indemnifying Party, provided that the Indemnifying Party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

(c)

The Indemnifying Party hereby waives its right to recover contribution from the Agents with respect to any liability of the Indemnifying Party by reason of or arising out of any misrepresentation in the Offering Documents or any other part of the Public Record; provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of any misrepresentation which is based upon information relating solely to the Agents contained in such document and furnished to the Corporation by the Agents in writing expressly for inclusion in the Offering Documents.

(d)

If any legal proceedings shall be instituted against an Indemnifying Party in respect of the transactions contemplated by this Agreement and any Indemnified Person is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Agents hereunder, the Indemnified Persons may employ their own legal counsel and the Indemnifying Parties shall pay and reimburse the Indemnified Persons for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Persons in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Agents involved in the preparation for or attendance at such proceedings or investigation.

(e)

The rights and remedies of the Indemnified Persons set forth in Section 9, Section 10 and Section 11 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Agent or other Indemnified Person to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

(f)

The Indemnifying Party hereby acknowledge that the Agents are acting as agents for the Agents’ respective agents, directors, officers, shareholders and employees under this Section 9 and under Section 10 with respect to all such agents, directors, officers, shareholders and employees.

(g)

The Indemnifying Party waives any right it may have of first requiring an Indemnified Person to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Person to incur expense or make payment before enforcing such indemnity.

(h)

The rights of indemnity contained in this Section 9 shall not apply to an Indemnified Person if the Indemnifying Party has complied with the provisions of Section 3 and Section 4 and the person asserting any claim contemplated by this Section 9 was not provided with a copy of the Final Prospectus or the Final U.S. Offering Memorandum, as applicable, or any amendment to the Final Prospectus or the Final U.S. Offering Memorandum, as applicable, or other document which corrects any misrepresentation or alleged misrepresentation which is the basis of such claim and which was required, under Applicable Securities Laws or U.S. Securities Laws, as applicable, to be delivered to such person by such Indemnified Party.

(i)

If the Indemnifying Party has assumed the defense of any suit brought to enforce a claim hereunder, the Indemnified Person shall provide the Indemnifying Party with copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Indemnifying Party in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defense of, a claim undertaken by the Indemnifying Party.

Section 10 Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this Agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from the Indemnifying Party on grounds of policy or otherwise, the Indemnifying Party and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Receipts), costs (including, without limitation, legal fees and disbursements on a full indemnity basis), damages and expenses to which they may be subject or which they may suffer or incur:

(a)

in such proportion as is appropriate to reflect the relative benefit received by the Indemnifying Party on the one hand, and by the Agents on the other hand, from the offering of the Offered Receipts; or

(b)

if the allocation provided by Section 10(a) above is not permitted by applicable Law, in such proportion as is appropriate to reflect not only the relative benefits referred to in Section 10(a) above but also to reflect the relative fault of the Agents on the one hand, and the Indemnifying Party, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Indemnifying Party, on the one hand, and the Agents, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the Offering received by the Indemnifying Party (net of fees but before deducting expenses) bear to the fees received by the Agents. In the case of liability arising out of the Preliminary Prospectus, the Amended and Restated Preliminary Prospectus, the Final Prospectus, any Supplementary Material or any other part of the Public Record, the relative fault of the Indemnifying Party, on the one hand, and of the Agents, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 10 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, the Indemnifying Party or the Agents and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 10.

The amount paid or payable by an Indemnified Person as a result of liabilities, claims, actions, suits, proceedings, demands, losses (other than losses of profit in connection with the distribution of the Offered Receipts and Underlying Shares), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such liabilities, claims, actions, suits, proceedings demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

The Indemnifying Party and the Agents agree that it would not be just and equitable if contributions pursuant to this Agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs. The rights to contribution provided in this Section 10 shall be in addition to, and without prejudice to, any other right to contribution which the Agents or other Indemnified Persons may have.

Any liability of an Agent under this Section 10 shall be limited to the Agents’ Fee actually received by such Agent hereunder.

The obligations under Section 9 and Section 10 herein shall apply whether or not the transactions contemplated by this Agreement are completed and shall survive the completion of the transactions contemplated under this Agreement and the termination of this Agreement.

Section 11 Expenses

Whether or not the transactions herein contemplated shall be completed, except as hereinafter specifically provided, all expenses of or incidental to the authorization, creation, issue and sale of the Offered Receipts and all expenses of or incidental to all other matters in connection with the Offering including, without limitation: listing and filing fees, fees and expenses of the transfer agent and Escrow Agent, expenses payable in connection with the qualification of the Offered Receipts for distribution, the fees and expenses of counsel for the Corporation, all fees and expenses of local counsel, all fees and expenses of the auditors to the Corporation and to other entities or businesses in respect of which financial information is included in the Prospectuses, all costs incurred in connection with preparing, printing, and providing copies of the Offering Documents and certificates representing the Offered Receipts, the fees and disbursements of the Agents’ Canadian legal counsel (such fees not to exceed $115,000, exclusive of taxes and reasonable disbursements) and the Agents’ U.S. counsel s (such fees not to exceed $10,000, exclusive of taxes and reasonable disbursements), and any reasonable out-of-pocket expenses of the Agents together with all related taxes (including, without limitation, provincial sales taxes, harmonized sales tax and GST) shall be borne by and for the account of the Corporation. All reasonable fees and expenses incurred by the Agents which are reimbursable hereunder shall be payable by the Corporation immediately upon receiving an invoice therefor from the Agents or as otherwise provided herein.

Section 12 Termination Rights

(a)

In addition to any other rights or remedies available to the Agents, the Agents or any of them, may, without liability, terminate their obligations hereunder, by written notice to the Corporation, in the event that after the date hereof and at or prior to the Closing Time or the Additional Closing Time, as the case may be:

(i)

any order to cease or suspend trading in any securities of the Corporation or prohibiting or restricting the distribution of any of the Offered Receipts or the Common Shares is made, or proceedings are announced, commenced or threatened for the making of any such order, by any Governmental Authority, and has not been rescinded, revoked or withdrawn;

(ii)

any inquiry, action, suit, investigation (whether formal or informal) or other proceeding is instituted, announced or threatened or any order is issued under or pursuant to any relevant statute or policy or made by any Governmental Authority in relation to the Corporation or any of the Subsidiaries, which, in any such cases, in the opinion of any of the Agents, acting reasonably, operates to suspend, restrict, or prevent the trading of the Offered Receipts or Common Shares or might reasonably be expected to have a significant adverse effect on the market price or value of the Offered Receipts or Common Shares;

(iii)

there should occur, be discovered by the Agents or be announced by the Corporation, any material change, a new material fact, undisclosed material fact or a change in any material fact in respect of the Corporation or the Subsidiaries (taken as a whole) which, in the opinion of any of the Agents, acting reasonably, has or could be reasonably expected to have a significant adverse effect on the business, operations or capital of the Corporation and the Subsidiaries (taken as a whole) or the market price or value of the Offered Receipts or Common Shares;

(iv)

there should develop, occur or come into effect or existence, or be announced, any event, action, state, condition or occurrence of national or international consequence (including any natural catastrophe, act of war, terrorism, pandemic, including without limitation matters caused by, related to or resulting from the COVID-19 Outbreak or similar event, except, with respect to the COVID-19 Outbreak, to the extent that there are material adverse developments related thereto after the date hereof), or any Law, action, regulation or other occurrence of any nature whatsoever, which, in the opinion of the Agents or any one of them acting reasonably seriously adversely affects or involves, or will seriously adversely affect or involve, the financial markets generally or the business, operations or affairs of the Corporation and the Subsidiaries (taken as a whole);

(v)

the Corporation shall be in breach of or in default under or non-compliance with any covenant, term or condition of this Agreement, the Subscription Receipt Agreement or the Acquisition Agreement (and, in the case of the Acquisition Agreement, that is either not susceptible to being cured or which remains uncured following the completion of any cure period prescribed in the agreement), in any material respect, or any representation or warranty given by the Corporation in this Agreement, the Subscription Receipt Agreement or the Acquisition Agreement becomes or is false in any material respect and, which in the sole opinion of the Agents, or any of them, acting reasonably, could be reasonably expected to have a material adverse effect on the market price or value of the Common Shares or the Offered Receipts or any other securities of the Corporation;

(vi)

the due diligence investigations performed by the Agents or their representatives reveal any previously undisclosed material information or fact, which, in the reasonable opinion of the Agents (or any of them), is materially adverse to the Corporation and the Subsidiaries (taken as a whole) or its business or would be expected to materially adversely affect the market price or value of the securities of the Corporation;

(vii)	the state of the financial markets in Canada and the United States is such that, in the reasonable opinion of the Agents (or any of them), the Offered Receipts cannot be marketed profitably; or

(viii)	a Termination Event occurs.

(b)

The Agents, or any of them, may exercise any or all of the rights provided for in Section 12(a), Section 13 or Section 16 notwithstanding any material change, change, event or state of facts and notwithstanding any act or thing taken or done by the Agents or any inaction by the Agents, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Agents related to the Offering or continued offering of the Offered Receipts for sale and any act taken by the Agents in connection with any amendment to the Prospectuses (including the execution of any amendment or any other Supplementary Material) and the Agents shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to Section 12(a), Section 13 or Section 16 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

(c)

Any termination pursuant to the terms of this Agreement shall be effected by notice in writing delivered to the Corporation, provided that no termination shall discharge or otherwise affect any obligation of the Corporation under Section 9, Section 10 or Section 16. The rights of the Agents to terminate their obligations hereunder are in addition to, and without prejudice to, any other rights or remedies they may have.

(d)

If an Agent elects to terminate its obligation to purchase the Offered Receipts as aforesaid, whether the reason for such termination is within or beyond the control of the Corporation, the liability of the Corporation hereunder with respect to such Agent shall be limited to the indemnity referred to in Section 9, the contribution rights referred to in Section 10 and the payment of expenses referred to in Section 11.

Section 13 Closing Documents

The obligations of the Agents hereunder in respect of the Offered Receipts shall be conditional upon all representations and warranties and other statements of the Corporation herein being, at and as of the Closing Time, true and correct in all material respects (except where qualified by any Material Adverse Effect or materiality qualifications, in all respects), the Corporation having performed, at the Closing Time, all of its obligations hereunder theretofore to be performed and the Agents receiving at the Closing Time:

(a)

favourable legal opinions of the Corporation’s counsel and the Agents’ counsel addressed to the Agents and Agents’ counsel, as applicable, in form and substance reasonably satisfactory to the Agents, with respect to such matters as the Agents may reasonably request relating to the Offering, including, without limitation, the matters set forth in Schedule B hereto in respect of the Offering and as to all other legal matters, including compliance with Applicable Securities Laws in any way connected with the issuance, sale and delivery of the Offered Receipts as the Agents may reasonably request.

It is understood that the respective counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the Laws of jurisdictions other than where they are qualified to practice law, and on certificates of officers of the Corporation and the transfer agent as to relevant matters of fact. It is further understood that the Agents’ counsel may rely on the opinion of the Corporation’s counsel as to matters which specifically relate to the Corporation and the Offered Receipts;

(b)

if any Offered Receipts are sold in the United States, a favourable legal opinion of the Corporation’s United States counsel, Dorsey & Whitney LLP, in form and substance reasonably satisfactory to the Agents, dated the Closing Date, addressed to the Agents to the effect that, based upon customary assumptions and subject to customary qualifications, no registration of the Offered Receipts under the U.S. Securities Act is required in connection with the offer and sale of the Offered Receipts in the United States or the subsequent delivery of Underlying Shares upon satisfaction of the Escrow Release Conditions, in each case, in accordance with the terms of this Agreement and the Final U.S. Offering Memorandum, it being understood that such counsel need not express any opinion as to any subsequent resale of the Offered Receipts or the Underlying Shares;

(c)

a certificate of the Corporation dated the Closing Date addressed to the Agents and signed on behalf of the Corporation by the Interim President and Chief Executive Officer and such other officer or director of the Corporation satisfactory to the Agents, acting reasonably, certifying that:

(i)	the Corporation has complied with and satisfied all terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii)

the representations and warranties of the Corporation set forth in this Agreement are true and correct in all material respects (except where qualified by any Material Adverse Effect or materiality qualifications, in all respects) at the Closing Time, as if made at such time (and, with respect to the representations and warranties contemplated by Section 8(a), as if the Prospectuses was delivered to the Agents at the Closing Time);

(iii)

no event of a nature referred to in Section 6(a) or Section 6(b), or to the knowledge of such officer, Section 12(a)(i), (ii) or (iii), has occurred or to the knowledge of such officer is pending, contemplated or threatened;

(iv)

there have not been any material amendments to the Acquisition Agreement nor have any terms and conditions thereof been waived by the parties thereto (other than such material amendments and waivers consented to by the Agents);

(v)	the Corporation has no reason to believe that the Acquisition will not be completed in accordance with the terms of the Acquisition Agreement prior to the Termination Time; and

(vi)	with respect to such other matters as the Agents may reasonably request;

(d)

a comfort letter of the Corporation’s auditors, former auditors and those other auditors required to provide a “comfort letter” pursuant to Section 4(c) addressed to the Agents and dated the Closing Date, satisfactory in form and substance to the Agents, acting reasonably, bringing the information contained in the comfort letter or letters referred to in Section 4(c) up to the Closing Time, which comfort letter shall be based on the Corporation’s auditors’, former auditors’ or other auditors’ review having a cut-off date of not more than two Business Days prior to the Closing Date;

(e)

evidence satisfactory to the Agents that the Corporation has obtained all necessary approvals of the TSX for the issuance of the Offered Receipts and the listing of Underlying Shares issuable pursuant to the Offered Receipts upon their issuance pursuant to the Subscription Receipt Agreement, and if requested by the Agents, the listing of the Offered Receipts, at the opening of business on the Closing Date, subject only to the notification to the TSX of the closing of the Offering on the Closing Date, filing of required documents which are in the possession of the Corporation on the Closing Date and payment of applicable fees;

(f)	the Subscription Receipt Agreement shall have been entered into in form and substance satisfactory to the Agents and the Agents’ counsel, each acting reasonably;

(g)

the executed lock-up agreements, in favour of the Agents, obtained from the directors and officers of the Corporation in a form satisfactory to the Agents, on behalf of the Agents pursuant to Section 7(d); and

(h)	such other certificates and documents as the Agents may request, acting reasonably.

Section 14 Deliveries

(a)

The sale of the Offered Receipts shall be completed at the Closing Time at the offices of the Corporation’s counsel in Calgary, Alberta or at such other place or by such other means as the Corporation and the Agents may agree. Subject to the conditions set forth in Section 13, the Agents, on the Closing Date, shall deliver to the Corporation and the Escrow Agent, as applicable, by wire transfer or such other means as the Corporation and the Agents may agree, the Offering Price per Offered Receipt sold hereunder (except any Offered Receipts settled directly with the Corporation) against delivery by the Corporation of:

(i)	the opinions, certificates and documents referred to in Section 13;

(ii)

definitive certificates representing, in the aggregate, all of the Offered Receipts in respect of the Offering registered in the name of “CDS & Co.” or in such name or names as the Agents shall notify the Corporation in writing not less than 24 hours prior to the Closing Time; and

(iii)

payment to Raymond James, on behalf of the Agents, by wire transfer or bank draft, or such other means as the Corporation and Agents may agree, of the Agents’ Fee payable to the Agents pursuant to Section 2 and the expenses payable to the Agents pursuant to Section 11.

(b)

The sale of the Over-Allotment Receipts, if applicable, shall be completed at the offices of the Corporation’s counsel in Calgary, Alberta or at such other place or by such other means as the Corporation and the Agents may agree on the date (the “Additional Closing Date”) and at the time (the “Additional Closing Time”) specified by the Agents in the written notice given by the Agents pursuant to their election to offer and sell such Over-Allotment Receipts (provided that in no event shall such time be earlier than the Closing Time or earlier than two (2) or later than ten (10) Business Days after the date of the written notice of the Agents to the Corporation in respect of the purchase of the Over-Allotment Receipts), or at such other time and date as the Agents and the Corporation may agree upon in writing. Subject to the conditions set forth in Section 13, the Agents, on the Additional Closing Date, shall deliver to the Corporation and the Escrow Agent, as applicable, by wire transfer or such other means as the Corporation and the Agents may agree, the Offering Price per Over-Allotment Receipt sold by the Agents pursuant to the exercise of the Over-Allotment Option, against delivery by the Corporation of:

(i)	the opinions, certificates and documents referred to in Section 13;

(ii)

definitive certificates representing, in the aggregate, all of the Over-Allotment Receipts sold by the Agents pursuant to the exercise of the Over-Allotment Option registered in the name of “CDS & Co.” or in such name or names as the Agents shall notify the Corporation in writing not less than 24 hours prior to the Additional Closing Time; and

(iii)

payment to Raymond James, on behalf of the Agents, by wire transfer or bank draft, or such other means as the Corporation and Agents may agree, of the Agents’ Fee payable pursuant to Section 2 and the expenses payable to the Agents pursuant to Section 11 in respect of the Over-Allotment Receipts sold by the Agents pursuant to the exercise of the Over-Allotment Option,

Whether or not specifically contemplated in this Agreement, all provisions of this Agreement shall apply in the same manner and upon the same terms and conditions in respect of any Over-Allotment Receipts as would apply to the Offered Receipts issued and sold pursuant to this Agreement, and any steps to be taken or conditions to be satisfied at the Additional Closing Time shall be the same as those steps to be taken or conditions to be satisfied at Closing Time.

In the event the Over-Allotment Option is exercised following the satisfaction of the Escrow Release Conditions and delivery of the Notice to the Escrow Agent, the Agents shall offer and sell such number of Common Shares as is equal to the number of Over-Allotment Receipts agreed to be offered for sale by the Agents pursuant to the exercise of the Over-Allotment Option in lieu of Over-Allotment Receipts, and all applicable provisions of this Agreement shall apply in the same manner and upon the same terms and conditions in respect of any such Common Shares as would apply to the Over-Allotment Receipts issued and sold pursuant to this Agreement.

(c)

If the Agents request the Corporation to issue all or part of the Offered Receipts in a non-certificated form of security in accordance with the rules and procedures of The Canadian Depository for Securities Limited (“CDS”), then, as an alternative to the Corporation delivering to the Agents definitive certificates representing the Offered Receipts in the manner and at the times set forth in this Section 14:

(i)

the Agents will provide a direction to CDS with respect to the crediting of the Offered Receipts to the accounts of the participants of CDS as shall be designated by the Agents in writing in sufficient time prior to the Closing Date to permit such crediting; and

(ii)

the Corporation shall cause Computershare Trust Corporation of Canada, as registrar and transfer agent of the Offered Receipts, to electronically deposit to CDS, on behalf of the Agents, the Offered Receipts to be purchased hereunder registered in the name of “CDS & Co.” as the nominee of CDS, to be held by CDS as non-certificated inventory in accordance with the rules and procedures of CDS.

(d)

Notwithstanding anything to the contrary contained in this Section 14, Offered Receipts sold to U.S. Purchasers (as defined in Schedule A hereto) who complete the form of U.S. Purchasers Letter attached as Exhibit A to the Final U.S. Offering Memorandum (and not the form of U.S. Purchasers Letter attached as Exhibit B to the Final U.S. Offering Memorandum) shall be represented by definitive certificates registered in the name of the purchaser thereof or its nominee and bear the legend set forth in the Final U.S. Offering Memorandum.

Section 15 Notices

(a)	Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Corporation, be addressed to:

Obsidian Energy Ltd.

200, 207 – 9th Avenue S.W.

Calgary, Alberta T2P 1K3

Attention:        Stephen E. Loukas, Interim President and Chief Executive Officer

E-Mail:             Steve.Loukas@obsidianenergy.com

with a copy (which shall not constitute notice) to:

Burnet, Duckworth & Palmer LLP

525 – 8th Avenue S.W., #2400

Calgary, Alberta T2P 1G1

Attention:        Jeff Oke

E-Mail:             jto@bdplaw.com

and, in the case of notice to be given to the Agents, be addressed to:

Raymond James Ltd.

525 – 8th Avenue S.W., Suite 4250

Calgary, Alberta T2P 1G1

Attention:        Dion Degrand

E-Mail:             dion.degrand@raymondjames.ca

Stifel Nicolaus Canada Inc.

250 – 6th Avenue S.W., Suite 2500

Calgary Alberta T2P 3H7

Attention:        Nathan Trainor

E-Mail:             nmtrainor@stifel.com

with a copy (which shall not constitute notice) to:

Torys LLP

525 – 8th Avenue S.W., 46th Floor

Calgary, Alberta T2P 1G1

Attention:        Scott Cochlan

E-Mail:             Scochlan@torys.com

or to such other address as the party may designate by notice given to the others. Each communication shall be personally delivered to the addressee or sent by email transmission to the addressee; and

(b)

a communication which is personally delivered or sent by email transmission shall, if delivered or sent before 4:00 p.m. (local time at the place of delivery or transmission) on a Business Day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first Business Day following the day on which it is delivered.

Section 16 Conditions

All terms, covenants and conditions of this Agreement to be performed by the Corporation shall be construed as conditions, and any breach or failure to comply with any material terms and conditions which are for the benefit of the Agents shall entitle any of the Agents to terminate its obligations to purchase the Offered Receipts, by written notice to that effect given to the Corporation prior to the Closing Time. The Agents may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on an Agent only if the same is in writing and signed by such Agent.

Section 17 Survival of Representations and Warranties

All representations, warranties, obligations, terms and conditions herein (including, without limitation, those contained in Section 8) or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Agents for the Offered Receipts and the termination of this Agreement and the distribution of the Offered Receipts pursuant to the Final Prospectus and the offer and sale of Offered Receipts in the United States pursuant to the Final U.S. Offering Memorandum and shall continue in full force and effect for the benefit of the Agents regardless of any investigation by or on behalf of the Agents with respect thereto.

Section 18 Agents’ Covenants

(a)	Each of the Agents severally and not jointly, nor jointly and severally, covenants and agrees with the Corporation that it will:

(i)

conduct activities in connection with the proposed offer and sale of the Offered Receipts in compliance with all Applicable Securities Laws and Schedule A attached hereto and cause a similar covenant to be contained in any agreement entered into with any Selling Dealer Firms established in connection with the distribution of the Offered Receipts;

(ii)

not solicit subscriptions for the Offered Receipts, trade in Offered Receipts or otherwise do any act in furtherance of a trade of Offered Receipts in any jurisdictions outside of the Qualifying Provinces, or, subject to Section 18(c), in other jurisdictions outside of Canada or the United States provided that such sales are made in accordance with Applicable Securities Laws of such jurisdictions, do not subject the Corporation (or any of its directors, officers or employees) to any requirement to register, complete or obtain filings or approvals or to any inquiry, investigation or proceeding by any regulatory authority in such other jurisdictions;

(iii)

as soon as reasonably practicable after the Closing Date, but not later than 30 days following the Closing Date, provide the Corporation with a breakdown of the number of Offered Receipts sold in each of the Qualifying Provinces and, upon completion of the distribution of the Offered Receipts, provide to the Corporation, the Securities Commissions and the TSX notice to that effect;

(iv)

not solicit offers to purchase or sell the Offered Receipts or otherwise conduct activities so as to require registration of the Offered Receipts or the filing of a prospectus, registration statement or other notice or document with respect to the distribution of the Offered Receipts under the Laws of any jurisdiction; and

(v)

only solicit subscriptions for Offered Receipts and sell the Offered Receipts on in accordance with the terms and conditions of this Agreement (including Schedule A hereto), the Subscription Receipt Agreement and in compliance with Applicable Securities Law, in those jurisdictions where they may be lawfully offered for sale or sold.

(b)

For the purposes of this Section 18, the Agents shall be entitled to assume that the Offered Receipts may be lawfully offered for sale and sold in the Qualifying Provinces if the Final Receipt has been issued, or deemed to be issued, by the Securities Commissions, provided the Agents do not have actual knowledge, and have not been notified in writing by the Corporation, of any circumstances that would legally prohibit such distribution.

(c)

The Agents shall be entitled to offer the Offered Receipts to certain purchasers in the United States in accordance with the terms set out in Schedule A attached hereto, which terms, and the representations, warranties and covenants set out in such Schedule, shall be deemed to be incorporated by reference into this Agreement.

(d)

No Agent will be liable to the Corporation under this Section 18 with respect to a default by the other Agent or any member of the Selling Dealer Firms but will be liable to the Corporation only for its own default.

(e)

Closing is subject to the Minimum Offering being obtained. All funds received by the Agents for subscriptions will be held in trust by the Agents until the Minimum Offering has been obtained or will be returned to the subscribers without interest or deduction if the Minimum Offering is not obtained within the period of time required to complete the Offering pursuant to Applicable Securities Laws, unless the subscribers have otherwise instructed the Agents.

Section 19 Severance

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

Section 20 Future Issuances

The Corporation not, directly or indirectly, offer, issue, sell, grant, secure, pledge, or otherwise transfer, dispose of or monetize, or engage in any hedging transaction, or enter into any form of agreement or arrangement the consequence of which is to alter economic exposure to, or announce any intention to do so, in any manner whatsoever, any Common Shares or securities convertible into, exchangeable for, or otherwise exercisable to acquire Common Shares or other equity securities of the Corporation for a period beginning on the date hereof and ending 90 days after the Closing Date, without the prior written consent of the Agents, such consent not to be unreasonably withheld, except in conjunction with: (i) the Acquisition Agreement; (ii) the listing of the Corporation’s existing securities on the New York Stock Exchange, the NYSE American or another U.S. securities exchange; (iii) the issuance of equity compensation securities in the normal course pursuant to any existing equity compensation plans of the Corporation; (iv) the issuance of securities of the Corporation upon the conversion, exercise of exchange of convertible, exercisable or exchangeable securities existing on the date hereof or upon exercise or vesting of equity compensation securities granted in accordance with (iii) above; (v) the issuance of securities of the Corporation in connection with an arm’s length acquisition of assets or securities of a corporation; or (vi) the Offering.

Section 21 Relationship Between the Corporation and the Agents

(a)

The Corporation hereby acknowledges that: (i) the offer and sale of the Offered Receipts pursuant to this Agreement is an arm’s-length commercial transaction between the Corporation, on the one hand, and each of the Agents and any affiliate through which it may be acting, on the other; (ii) each of the Agents is acting as principal and not as an agent or fiduciary of the Corporation; and (iii) the Corporation’s engagement of each of the Agents in connection with the Offering and the process leading up to the Offering is as independent contractors and not in any other capacity. Furthermore, the Corporation agrees that it is solely responsible for making its own judgements in connection with the Offering (irrespective of whether any of the Agents has advised or is currently advising the Corporation on related or other matters). The Corporation agrees that it will not claim that the Agents owe an agency, fiduciary or similar duty to the Corporation, in connection with such transaction or the process leading thereto.

(b)

The Corporation: (i) acknowledges and agrees that the Agents have certain statutory obligations as registrants under Applicable Securities Laws and have relationships with their clients; and (ii) consents to the Agents acting hereunder while continuing to act for their clients. To the extent that the Agents’ statutory obligations as registrants under Applicable Securities Laws or relationships with their clients conflicts with their obligations hereunder, the Agents shall be entitled to fulfil their statutory obligations as registrants under Applicable Securities Laws and their duties to their clients. Nothing in this Agreement shall be interpreted to prevent the Agents from fulfilling their statutory obligations as registrants under Applicable Securities Laws or to act for their clients.

Section 22 Stabilization

In connection with the distribution of the Offered Receipts, the Agents may effect transactions which stabilize or maintain the market price of the Common Shares or Offered Receipts at levels other than those which might otherwise prevail in the open market, but in each case only as permitted by applicable Law. Such stabilizing transactions, if any, may be discontinued at any time.

Section 23 Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the Laws of Canada applicable therein. Each of the Corporation and the Agents hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

Section 24 Time of the Essence

Time shall be of the essence of this Agreement.

Section 25 Counterpart Execution

This Agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by facsimile or other form of electronic transmission.

Section 26 Further Assurances

Each party to this Agreement covenants and agrees that, from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this Agreement or of any agreement or other document executed pursuant to this Agreement or any of the respective obligations intended to be created hereby or thereby.

Section 27 Use of Proceeds

The Corporation hereby covenants and agrees to use the net proceeds of the sale of the Offered Receipts hereunder in accordance with the disclosure in the Final Prospectus.

Section 28 United States Offering Restrictions

The Agents may arrange for the purchase of Offered Receipts in the United States pursuant to this Agreement, the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D and exemptions under any applicable state securities laws, in compliance with applicable laws and Schedule A hereto, acting through their U.S. Affiliates.

Section 29 Entire Agreement

It is understood that the terms and conditions of this Agreement and its schedules supersede any previous verbal or written agreement between the Agents and the Corporation.

[Remainder of page intentionally left blank.]

Yours very truly,

RAYMOND JAMES LTD.		STIFEL NICOLAUS CANADA INC.

(signed) “Dion Degrand”		(signed) “Nathan M. Trainor”
Name:	Dion Degrand	Name:	Nathan M. Trainor
Title:	Managing Director, Head of Canadian Oil & Gas, Investment Banking	Title:	Director, Investment Banking

ACCEPTED AND AGREED to effective as of the date first written above.

OBSIDIAN ENERGY LTD.

(signed) “Gary Sykes”
Name:	Gary Sykes
Title:	Senior Vice President, Commercial

SCHEDULE A

TERMS AND CONDITIONS FOR UNITED STATES OFFERS AND SALES

As used in this Schedule A and related exhibits, the following terms shall have the meanings indicated:

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S, which, without limiting the foregoing, but for greater clarity in this Schedule, includes, subject to the exclusions from the definition of “directed selling efforts” contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Securities;

“Disqualification Event” means any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) of Regulation D;

“FINRA” means the Financial Industry Regulatory Authority, Inc.;

“Foreign Private Issuer” means “foreign issuer” as that term is defined in Rule 405 under the U.S. Securities Act;

“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used under Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or the internet or broadcast over radio or television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

“Offshore Transaction” means an “offshore transaction” as that term is defined in Rule 902(h) of Regulation S;

“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

“Regulation M” means Regulation M adopted by the SEC under the U.S. Exchange Act;

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

“Securities” means, collectively, the Offered Receipts and the Underlying Shares;

“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S; and

“U.S. Purchaser” means a purchaser of the Offered Receipts that is in the United States that was offered the Offered Receipts in the United States, or that placed its order to purchase Offered Receipts from within the United States.

All other capitalized terms used but not otherwise defined in this Schedule A shall have the meanings assigned to them in the Agency Agreement to which this Schedule A is attached and of which this Schedule A forms an integral part and is incorporated by reference therein.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, acknowledges, covenants and agrees with the Agents that:

(a)	The Corporation is a Foreign Private Issuer and reasonably believes that there is no Substantial U.S. Market Interest with respect to the Common Shares.

(b)

The Corporation is not, and after giving effect to the Offering and the application of the net proceeds thereof, will not be, registered or required to be registered as an “investment Corporation” pursuant to the United States Investment Corporation Act of 1940, as amended.

(c)

The Corporation acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws. Except with respect to sales of the Offered Receipts solicited by the Agents through a U.S. Affiliate to U.S. Accredited Investors, including those on the President’s List, in each case in reliance upon the exemption from registration under the U.S. Securities Act provided by Rule 506(b) of Regulation D and in compliance with applicable state securities laws, neither the Corporation nor any of its affiliates, nor any person acting on any of their behalf (other than the Agents, the U.S. Affiliates, or any Selling Dealer Firm, as to whom the Corporation makes no such representation, warranty, covenant or agreement), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Offered Receipts in the United States; or (B) any sale of Offered Receipts unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States, or (ii) the Corporation, its affiliates, and any person acting on any of their behalf (other than the Agents, the U.S. Affiliates, or any Selling Dealer Firm, as to whom the Corporation makes no such representation, warranty, covenant or agreement) reasonably believe that the purchaser is outside the United States.

(d)

Neither the Corporation nor any of its affiliates, nor any person acting on any of their behalf (other than the Agents, the U.S. Affiliate, or any Selling Dealer Firm, as to whom the Corporation makes no such representation, warranty, covenant or agreement), has engaged or will engage in any Directed Selling Efforts in the United States, or has taken or will take any action that would cause the exemption afforded by Rule 506(b) of Regulation D or the exclusion afforded by Rule 903 of Regulation S, to be unavailable for offers and sales of the Securities.

(e)

In connection with offers and sales of the Securities outside the United States, the Corporation, each of its affiliates, and any person acting on its or their behalf (other than the Agents and their U.S. Affiliates or any Selling Dealer Firm as to which no representation, warranty, covenant or agreement is made) have complied and will comply with the requirements for an “offshore transaction” (as that term is defined in Rule 902(h) of Regulation S);

(f)

None of the Corporation, any of its affiliates or any person acting on any of their behalf (other than the Agents, the U.S. Affiliate, or any Selling Dealer Firm, as to whom the Corporation makes no such representation, warranty, covenant or agreement) has offered or will offer to sell, or has solicited or will solicit offers to buy, any of the Offered Receipts in the United States by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act in connection with the offer and sale of the Offered Receipts in the United States.

(g)

The Corporation will, with the reasonably requested assistance and information from the Agents, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable state securities laws, to be filed by it in connection with the offering of the Offered Receipts in the United States, including filing a Form D with the SEC and any filings pursuant to applicable U.S. state securities laws in connection with the Offering.

(h)

The Corporation has not and will not, during the period beginning six months prior to the commencement of the Offering and during the six-month period commencing on the Closing Date, offered or sold, or solicited any offer to buy, any securities of the Corporation in a manner that would (i) be integrated with the offer and sale of the Offered Receipts and (ii) reasonably be expected to cause the exemption from the registration requirement of the U.S. Securities Act afforded by Rule 506(b) of Regulation D, or the exclusion from such registration requirements afforded by Rule 903 of Regulation S, to become unavailable with respect to the offer and sale of the Offered Receipts pursuant to the Agency Agreement to which this Schedule A is attached.

(i)

None of the Corporation, its affiliates or any person on behalf of any of them (other than the Agents, the U.S. Affiliates, or any Selling Dealer Firm, as to whom the Corporation makes no such representation, warranty, covenant or agreement) has taken or will take any action that would constitute a violation of Regulation M in connection with the offer and sale of the Offered Receipts.

(j)

With respect to the Offered Receipts to be offered and sold hereunder in reliance on Rule 506(b) of Regulation D (the “Regulation D Securities”), none of the Corporation, any of its predecessors, any director, executive officer, or other officer of the Corporation participating in the Offering, any beneficial owner of 20% or more of the Corporation’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the U.S. Securities Act but excluding the Agents, the U.S. Affiliates, or any Selling Dealer Firm, as to whom the Corporation makes no representation, warranty, acknowledgement, covenant or agreement) connected with the Corporation in any capacity at the time of sale (each, an “Issuer Covered Person” and, together, “Issuer Covered Persons”) is subject to a Disqualification Event, except for a Disqualification Event covered by Rule 506(d)(2) or Rule 506(d)(3) of Regulation D. The Corporation has exercised reasonable care to determine: (i) the identity of each person that is an Issuer Covered Person; and (ii) whether any Issuer Covered Person is subject to a Disqualification Event. The Corporation has complied, to the extent applicable, with its disclosure obligations under Rule 506(e) of Regulation D, and has furnished to the Agents a copy of any disclosures provided thereunder. The Corporation has not paid and will not pay, nor is it aware of any person that has paid or will pay, directly or indirectly, any remuneration to any person (other than the Dealer Covered Persons (as defined herein)) for solicitation of purchasers of the Offered Receipts.

(k)

Neither the Corporation nor any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction, temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

(l)

Neither the Corporation nor any of its affiliates will: (i) take any action that would cause the exemption provided by Section 3(a)(9) of the U.S. Securities Act to be unavailable for the exchange of Subscription Receipts for the Underlying Shares; nor (ii) pay or give any commission or other remuneration, directly or indirectly, for soliciting the exchange of Subscription Receipts for Underlying Shares.

Representations, Warranties and Covenants of the Agents

The Agents jointly and not severally (but not jointly with any other Agent or its respective U.S. Affiliate) represent, warrant and covenant to and with the Corporation, and on behalf of their U.S. Affiliates to comply with such representations, warranties and covenants, that:

(a)

They acknowledge that the Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws, and in accordance with the terms and conditions set forth herein.

(b)

They have not offered for sale by the Corporation, and will not offer for sale by the Corporation, any Offered Receipts except: (a) Offered Receipts in an Offshore Transaction in accordance with Rule 903 of Regulation S; or (b) Offered Receipts in the United States only to U.S. Accredited Investors in transactions that are exempt from the registration requirements of the U.S. Securities Act in reliance upon the exemption afforded by Rule 506(b) of Regulation D and in compliance with applicable state securities laws, as provided in this Schedule A and the Agency Agreement to which it is annexed, and through its U.S. Affiliates. Accordingly, neither the Agents, their U.S. Affiliates nor any of their affiliates nor any persons acting on behalf of any of them, has made or will make (except as permitted hereby) any: (x) offer to sell or any solicitation of an offer to buy, any Securities in the United States; (y) arrangement for any sale of Securities to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Agent, U.S. Affiliate, affiliate or person acting on any of their behalf reasonably believed that such purchaser was outside the United States; or (z) Directed Selling Efforts.

(c)

Neither the Agents, their U.S. Affiliates nor any of their affiliates either directly or through a person acting on its or their behalf has taken or will take any action that would constitute a violation of Regulation M in connection with the offer and sale of the Offered Receipts.

(d)

The Agents have not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Receipts, except the Agency Agreement to which this Schedule A is annexed or otherwise with the Agents’ U.S. Affiliates, any Selling Dealer Firm or with the prior written consent of the Corporation. The Agents shall require their U.S. Affiliates and each Selling Dealer Firm to agree, for the benefit of the Corporation, to comply with, and shall ensure that its U.S. Affiliate uses its reasonable commercially reasonable to ensure that each Selling Dealer Firm complies with, the provisions of this Schedule applicable to the Agents as if such provisions applied directly to its U.S. Affiliate and such Selling Dealer Firm.

All offers to sell and solicitations of offers to purchase Offered Receipts in the United States shall be solicited and arranged by the Agents through their U.S. Affiliates, each of which on the dates of such offers and subsequent sales by the Corporation was and will be duly registered as a broker-dealer under the U.S. Exchange Act and under all applicable state securities laws (unless exempted therefrom) and a member of, and in good standing with, FINRA in accordance with all applicable United States state and federal securities (including broker-dealer) laws. The U.S. Affiliates will arrange for all offers of Offered Receipts for sale by the Corporation in compliance with all applicable United States federal and state broker-dealer requirements and this Schedule A and the Agreement to which it is annexed.

They and their U.S. Affiliates and their respective affiliates, either directly or through a person acting on behalf of any of them, have not solicited and will not solicit offers for, and have not offered to sell and will not offer to sell, any of the Offered Receipts in the United States by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act in connection with the offer and sale of the Securities in the United States.

(e)

Any offer, or solicitation of an offer to buy, Offered Receipts that has been made or will be made in the United States was or will be made only to U.S. Accredited Investors using the U.S. Offering Documents, and the Agents will inform all U.S. Purchasers that the Securities have not been and will not be registered under the U.S. Securities Act or applicable state securities laws of the United States and are being offered or sold pursuant to the exemption provided by Rule 506(b) of Regulation D.

(f)

Immediately prior to soliciting any person in the United, the Agents, the U.S. Affiliates, their respective affiliates, and any person acting on behalf of any of them, had reasonable grounds to believe and did believe that each such offeree was a U.S. Accredited Investors and at the time of completion of each sale by the Corporation to a U.S. Purchaser, the Agents, the U.S. Affiliates, their respective affiliates, and any person acting on behalf of any of them will have reasonable grounds to believe and will believe, that each such U.S. Purchaser is a U.S. Accredited Investor.

(g)

Prior to arranging for any sale of Offered Receipts to a U.S. Purchaser, they shall: (A) provide such U.S. Purchaser with a copy of the U.S. Offering Documents; (B) cause each such U.S. Purchaser to execute a U.S. Purchasers Letter applicable to such U.S. Purchaser; and (C) deliver to the Corporation all such completed U.S. Purchaser’s Letters, as soon as practicable.

(h)

At least one (1) Business Day prior to the Closing Date, the Agents will provide the Corporation with a list of the names and addresses of all U.S. Purchasers who were offered and sold Offered Receipts by the Agents and/or through their U.S. Affiliates and the completed and executed U.S. Purchasers Letters.

(i)

At the Closing, each Agent and its U.S. Affiliate that has offered or solicited offers of Offered Receipts in the United States will provide a certificate, substantially in the form of Exhibit I to this Schedule A, relating to the manner of the offer and sale of the Offered Receipts in the United States or will be deemed to represent and warrant that it did not make any offers or solicitations to purchase Offered Receipts in the United States.

(j)

Each Agent represents that none of (i) the Agents or Selling Dealer Firms, (ii) the Agents or the Selling Dealer Firms’ general partners or managing members, (iii) any of the Agents’ or the Selling Dealer Firms’ directors, executive officers or other officers participating in the offering of the Regulation D Securities, (iv) any of the Agents’ or the Selling Dealer Firms’ general partners’ or managing members’ directors, executive officers or other officers participating in the offering of the Regulation D Securities, or (v) any other person associated with any of the above persons, including any Selling Dealer Firms and any such persons related to such Selling Dealer Firm, that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with sale of Regulation D Securities (each, a “Dealer Covered Person” and, collectively, the “Dealer Covered Persons”), is subject to any Disqualification Event, except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) of Regulation D. With respect to any event covered by Rule 506(d)(2), the Agent has disclosed to the Corporation all information necessary to enable the Corporation to comply with its disclosure requirements under Rule 506(e) of Regulation D.

(k)

None of the Agent, its affiliates or any person acting on its or their behalf will: (i) take any action that would cause the exemption provided by Section 3(a)(9) of the U.S. Securities Act to be unavailable for the exchange of Subscription Receipts for the Underlying Shares; nor (ii) pay or give any commission or other remuneration, directly or indirectly, for soliciting the exchange of Subscription Receipts for Underlying Shares.

EXHIBIT I TO SCHEDULE A

(TERMS AND CONDITIONS OF U.S. SALES)

AGENTS’ CERTIFICATE

In connection with the offer and sale in the United States of Offered Receipts (the “Offered Receipts”) of Obsidian Energy Ltd. (the “Corporation”) pursuant to an agency agreement (the “Agency Agreement”) dated effective November 12, 2021 between the Corporation and the Agents, the undersigned hereby certifies as follows:

(a)

on the date hereof and on the date of each offer, solicitation of an offer and sale of Offered Receipts (or underlying securities) in the United States the U.S. Affiliate is and was: (A) a duly registered broker-dealer with the United States Securities and Exchange Commission and under the laws of each state where offers and sales of Offered Receipts were made (unless exempted therefrom); and (B) a member of and in good standing with the Financial Industry Regulatory Authority, Inc.;

(b)

all offers of Offered Receipts for sale by the Corporation in the United States have been and will be effected and arranged by the U.S. Affiliate in accordance with all applicable U.S. federal and state laws and regulation (including, without limitation, laws and regulation with respect to the registration and conduct of broker-dealers);

(c)

immediately prior to offering or soliciting offers for the Offered Receipts in the United States, we had reasonable grounds to believe and did believe that each offeree was a U.S. Accredited Investor, and, on the date hereof, we continue to believe that each U.S. Purchaser is a U.S. Accredited Investor;

(d)

(i) no Directed Selling Efforts were engaged in by us and (ii) no form of “general solicitation” or “general advertising” (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or the internet or broadcast over radio or television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act, in connection with the offer or sale of the Offered Receipts in the United States;

(e)	the offers and solicitations of offers of the Offered Receipts in the United States have been conducted by us in accordance with the terms of the Agency Agreement, including Schedule A thereto;

(f)

neither we, nor our affiliates or any person acting on any of our behalf have taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Receipts (or underlying securities); and

(g)

in connection with each sale of Offered Receipts to a U.S. Purchaser, we have provided the U.S. Offering Documents to such U.S. Purchaser and (A) caused each such U.S. Purchaser to execute a U.S. Purchasers Letter applicable to such U.S. Purchaser in the form attached to the Final U.S. Offering Memorandum; and (B) delivered to the Corporation all such completed U.S. Purchasers Letters.

[signature page follows]

Terms used in this certificate have the meanings given to them in the Agency Agreement unless otherwise defined herein. The Corporation and its counsel shall be entitled to rely on delivery of an electronic mail or facsimile copy of this Agent’s Certificate and the representations and warranties contained herein, and this Agent’s Certificate may be relied upon by counsel for the Corporation as if originally issued to such counsel. A newly executed copy of this Agent’s Certificate shall be provided in connection with any subsequent closing date, as applicable.

Dated this ____ day of ______________, 2021.

[INSERT NAME OF AGENT]		[INSERT NAME OF U.S. AFFILIATE]

By:		By:
	Name:		Name:
	Title:		Title:

A-1

SCHEDULE B

OFFERING OPINIONS

1.	each of the Corporation and the Material Subsidiaries has the capacity and power to own and lease its properties and assets and to conduct its business as described in the Prospectuses;

2.

each of the Corporation and the Material Subsidiaries is duly incorporated, validly subsisting and has all requisite power and authority to carry on its business as now conducted by it and to own its properties and assets and is qualified to carry on business under the Laws of the jurisdictions where it carries on a material portion of its business;

3.	the Corporation is the direct or indirect registered and/or beneficial holder of all issued and outstanding securities of the Material Subsidiaries other than the Partnership Interest;

4.

the Corporation has all necessary corporate power and authority to enter into this Agreement, the Subscription Receipt Agreement and the Acquisition Agreement and to perform its obligations set out herein and therein, and this Agreement, the Subscription Receipt Agreement and the Acquisition Agreement have been duly authorized, executed and delivered by the Corporation and constitute legal, valid and binding obligations of the Corporation enforceable against the Corporation in accordance with their respective terms subject to Laws relating to creditors’ rights generally and except that rights to indemnity and contribution may be limited or unavailable by applicable Law;

5.

the execution and delivery of this Agreement, the Subscription Receipt Agreement and the Acquisition Agreement and the fulfillment of the terms hereof and thereof by the Corporation, and the performance of and compliance with the terms of this Agreement, the Subscription Receipt Agreement and the Acquisition Agreement by the Corporation do not and will not result in a breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, (i) any applicable Laws, (ii) any term or provision of the constating documents, by-laws, or of which counsel is aware resolutions of the directors or shareholders, of the Corporation, (iii) of which counsel is aware, any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which any of the Corporation is a party or by which it is bound, or (iv) any judgment, decree, order, statute, rule or regulation applicable to the Corporation;

6.

the forms of the definitive certificates representing the Common Shares and the Offered Receipts, have been approved and adopted by the Corporation and comply with all legal requirements (including all applicable requirements of the TSX) relating thereto;

7.

the Offered Receipts have been duly and validly created, allotted and issued as fully paid and non-assessable, and will, upon issuance in accordance with the terms of this Agreement, be duly and validly issued;

8.

the Underlying Shares issuable pursuant to the Offered Receipts have been reserved and allotted for issuance and, will, upon issuance in accordance with the terms of the Subscription Receipt Agreement, be issued as fully paid and non-assessable Common Shares;

9.	the Corporation and the attributes of the Offered Receipts and the Underlying Shares conform in all material respects with the description thereof contained in the Prospectuses;

B-1

10.	the Offered Receipts and the Underlying Shares are “qualified investments” for purposes of the Tax Act as set out under the heading “Eligibility for Investment” in the Prospectuses;

11.

all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the Applicable Securities Laws in order to qualify the Offered Receipts for distribution and sale to the public in each Qualifying Provinces by the Corporation through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of such Applicable Securities Laws;

12.

the statements set out in the Final Prospectus under the heading “Eligibility for Investment” fairly summarize, in all material respects, the matters described therein, subject to the limitations, qualifications, assumptions and exceptions stated or referred to therein;

13.

the Corporation is a “reporting issuer” not in default of any requirement of the Securities Act (Alberta) and the regulations thereunder and has a similar status under the Applicable Securities Laws of each of the other Qualifying Provinces;

14.

the Corporation has the necessary power and authority to execute and deliver the Prospectuses and all necessary action has been taken by the Corporation to authorize the execution and delivery by it of the Prospectuses and the filing thereof, as the case may be, in each of the Qualifying Provinces in accordance with Applicable Securities Laws and to authorize the use and delivery of the Preliminary U.S. Offering Memorandum, the Amended and Restated Preliminary U.S. Offering Memorandum and the Final U.S. Offering Memorandum including any amendments or supplements thereto;

15.

no approval, authorization, consent or other order of, and no filing, registration or recording with, any Governmental Authority is required of the Corporation in the Qualifying Provinces in connection with the execution and delivery of or with the performance by the Corporation of its obligations under this Agreement, except as have been obtained or made and are in full force and effect, or as required by Applicable Securities Laws with regard to the distribution of the Offered Receipts, if any, in the Qualifying Provinces;

16.

the issue of the Underlying Shares issuable pursuant to the Offered Receipts in accordance with the terms of the Subscription Receipt Agreement will be exempt from the prospectus requirements of the Applicable Securities Laws and no documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations of regulatory authorities obtained under the Applicable Securities Laws in connection therewith;

17.

the first trade by a holder of Underlying Shares received pursuant to the Offered Receipts will not be subject to the prospectus requirements of Applicable Securities Laws and no filing, proceeding, approval, consent or authorization under Applicable Securities Laws will be required to permit the trading of such Underlying Shares in the Qualifying Provinces, provided that the trade is not a “control distribution” as such term is defined in NI 45-102 and the Corporation is a reporting issuer at the time of the trade;

18.

the Offered Receipts and the Underlying Shares issuable pursuant to the Offered Receipts are conditionally listed and, upon notification to the TSX of the issuance and sale thereof and fulfillment of the conditions of the TSX, will be posted for trading on the TSX;

B-2

19.

TSX Trust Corporation, at its principal office in Calgary, Alberta has been duly appointed by the Corporation as the transfer agent and registrar for the Common Shares, and has been duly appointed the subscription receipt agent under the Subscription Receipt Agreement; and

20.	the authorized and issued capital of the Corporation is as set forth in such opinions,

and as to all other legal matters, including compliance with Applicable Securities Laws in any way connected with the issuance, sale and delivery of the Offered Receipts as the Agents may reasonably request.

B-3